                                                                 FILE NO. 1-3431
                                                                 REGULATION BW
                                                                 RULE 3



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                   With respect to one or more proposed issues
                         of debt securities of the Bank





                    Filed pursuant to Rule 3 of Regulation BW




                            Dated: September 22, 1999

        The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

       Items 1-6.     Not yet known.  This information will be included in the
       prospectus for a particular issue.

       Item 7.        Exhibit

                      Exhibit A: Information Statement dated September 16, 1999.

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

The International Bank for Reconstruction and Development (the Bank) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by the Bank directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to the Bank, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements Translation of Currencies and (2) all information is given as of June 30, 1999.

                          AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address: http://www.sec.gov/edgarhp.htm.

Upon request, the Bank will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to the Bank's main office at 1818 H Street, N.W., Washington, D.C. 20433,
Attention: Treasury Finance Department, tel: (202) 458-8800, or to the following regional offices of the Bank: 66 Avenue d'Iena, 75116 Paris, France, tel: (331) 40-69-30-00; New Zealand House, 15th Floor, Haymarket, London SW1 Y4TE, England, tel: (44171) 930-8511; and Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6662.

RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF THE BANK AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.

September 16, 1999

                              SUMMARY INFORMATION
                AS OF JUNE 30, 1999, UNLESS OTHERWISE INDICATED

The International Bank for Reconstruction and Development (the Bank) is an international organization established in 1945 and owned by its member countries. The Bank's main goals are to promote economic development and to reduce poverty. It pursues these goals primarily by providing loans and related technical assistance for specific projects and programs of economic reform in developing member countries. The five largest of the Bank's 181 shareholders are the United States (with 16.5% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of the Bank is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for the Bank is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to the Bank. The Bank's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, the Bank has achieved consistent profitability, earning profits every year since 1948. Net income for the fiscal year ended June 30, 1999 was $1,518 million, which represented an annualized return of 1.05% on average earning assets.

EQUITY AND BORROWINGS

EQUITY. The Bank's shareholders have subscribed to $188.2 billion of capital, $11.4 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet the Bank's obligations for borrowings or guarantees; it may not be used for making loans. The Bank's equity also included $17.7 billion of retained earnings. The equity capital-to-loans ratio was 20.65%.

BORROWINGS. The Bank diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. The Bank's outstanding borrowings of $115.7 billion, before swaps, were denominated in 26 currencies or currency units and included $5.3 billion of short-term borrowings.

ASSETS

LOANS. Most of the Bank's assets are loans, which totaled $117.2 billion outstanding. According to its Articles of Agreement, the Bank may only make loans directly to, or guaranteed by, a member country. The Bank's Articles also limit the total amount of loans and guarantees the Bank can extend. Projects financed by Bank loans are required to meet the Bank's standards for technical, economic, financial, institutional and environmental soundness, and loans are made only for countries deemed creditworthy. It is the Bank's practice not to reschedule interest or principal payments on its loans, and it has never written off a loan. A substantial portion of the Bank's lending for the fiscal year ending June 30, 1999 consisted of adjustment loans and similar operations.

Loans in nonaccrual status totaled 1.8% of the Bank's loan portfolio and represented loans made to or guaranteed by eight countries. The Bank's accumulated loan loss provision was equivalent to 3.0% of its total loans outstanding.

LIQUID INVESTMENTS. The Bank holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments totaled $30.0 billion. The Bank's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest six months of the Bank's expected debt service obligations plus one-half of net loan disbursements, as projected for that year. For fiscal year 2000, the minimum amount was set at $18.0 billion.

RISK MANAGEMENT

The Bank seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its reserves to that of its outstanding loans. The Bank also limits its interest rate risk in its loans and in its liquidity portfolio.

The Bank uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The principal amount payable under outstanding currency swaps totaled $82.0 billion, and the notional principal amount of outstanding interest rate swaps totaled $68.6 billion. Amounts receivable from currency swaps totaled $79.0 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties, and increasingly through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                               FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (the Bank) is an international organization established in 1945 and owned by its member countries. The Bank's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. The Bank's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. The Bank's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities on an ongoing basis.

TABLE 1 presents selected financial data for the last five fiscal years:

-------------------------------------------------------------------------------------
                                             1999     1998     1997     1996     1995
                                          -------  -------  -------  -------  -------
 FOR THE YEAR   (U.S. $ MILLIONS)
Loan Income (comprised of)..............    7,649    6,881    7,235    7,922    8,187
  Interest..............................    7,535    6,775    7,122    7,804    8,069
  Commitment Charges....................      114      106      113      118      118
Provision for Loan Losses...............     (246)    (251)     (63)     (42)     (12)
Investment Income.......................    1,680    1,233      834      720    1,082
Borrowing Expenses......................   (6,846)  (6,144)  (5,952)  (6,570)  (6,944)
Net Noninterest Expense.................     (719)    (476)    (769)    (843)    (959)
Net Income..............................    1,518    1,243    1,285    1,187    1,354
 PERFORMANCE RATIOS   (%)
Net Return on Average Earning
  Assets(a).............................     1.05     0.96     1.02     0.89     1.00
    Gross Return on:
      Average Earning Assets(a).........     6.47     6.29     6.41     6.50     6.82
      Average Outstanding Loans(a)......     6.58     6.43     6.62     6.78     6.98
      Average Cash and Investments......     6.01     5.63     5.02     4.47     5.78
    Cost of Average Borrowings (after
      swaps)............................     5.92     6.01     6.06     6.31     6.48
Interest Coverage Ratio.................     1.22     1.20     1.22     1.18     1.19
Return on Equity........................     6.16     5.29     5.21     4.61     5.41
Equity Capital-to-Loans Ratio...........    20.65    21.44    22.06    21.80    21.42
 TOTAL AT YEAR-END   (U.S. $ MILLIONS)
Total Assets............................  230,808  205,042  161,945  152,004  168,579
Cash and Liquid Investments(b)..........   30,122   24,837   18,250   15,990   18,435
Loans Outstanding.......................  117,228  106,576  105,805  110,246  123,499
Accumulated Provision for Loan Losses...   (3,560)  (3,240)  (3,210)  (3,340)  (3,740)
Borrowings Outstanding(c)...............  115,739  103,477   96,679   96,719  108,290
Total Equity............................   28,021   26,514   27,228   28,300   30,461
-------------------------------------------------------------------------------------

a.  Includes income from commitment and other loan charges.

b.  Includes investments designated as held-to-maturity for fiscal years
    1995-98.

c.  Outstanding borrowings, before swaps, net of premium/discount.

The financial strength of the Bank is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for the Bank is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. The Bank's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit a variety of risks, including credit, market and liquidity risks.

The Bank's principal assets are its loans to member countries. The majority of the Bank's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower (see Section 2, Financial Terms of Loans for more details).

To raise funds the Bank issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings together with the Bank's equity are used to fund its lending and investment activities as well as general operations.

The Bank holds its assets and liabilities primarily in U.S. dollars, euro (and national currency sub-units of the euro), and Japanese yen. The Bank mitigates its exposure to exchange rate risks by matching the currencies of its assets with those of its liabilities and reserves; however, the reported levels of its assets, liabilities and income in the financial statements are affected by exchange rate movements of major currencies compared to the Bank's reporting currency, the U.S. dollar. This financial statement reporting effect does not impact the Bank's risk-bearing capacity.

During the fiscal year ended June 30, 1999, the growth in the loan portfolio continued at the unprecedented level of FY 1998 as the Bank continued to respond to the financial crisis that had begun in East and South East Asia and spread to other parts of the developing world. A portion of this loan growth took place in the form of special structural adjustment loans (SSALs), which the Bank introduced in the second quarter of FY 1999 as a new type of loan tailored to be part of a broader financial support package for the borrowing country. SSALs made up 18% of the Bank's total FY 1999 loan commitments of $22,182 million and 25% of its total FY 1999 net loan disbursements of $8,133 million. Relative to the Bank's other loan terms, SSALs carry wider lending spreads and shorter maturities (see Section 2, Adjustment Lending).

At the beginning of FY 1999 the Bank's Executive Directors took several actions to augment the Bank's financial capacity. These measures included allocating income to the Bank's reserves, increasing the contractual charges on new loans and reducing the interest waiver from 25 basis points to 5 basis points on outstanding loans to eligible borrowers negotiated prior to July 31, 1998. These loans carry a lending spread of 50 basis points. The interest waiver on loans for which the invitation to negotiate was issued on or after July 31, 1998 remained at 25 basis points. However, the lending spread was increased to 75 basis points. This pricing strategy effectively brought the net spread on loans to 45 basis points for loans negotiated prior to July 31, 1998 and to 50 basis points for loans negotiated on or after July 31, 1998.

FY 1999 net income increased $275 million from the preceding year, due in part to the decisions taken on loan pricing and waivers. The largest contributing factor, however, was the $237 million gain realized on liquidation of investments that had been classified as held-to-maturity.

On July 29, 1999, the Executive Directors approved the allocation of $700 million of FY 1999 net income to reserves, and recommended to the Bank's Board of Governors the transfer of $563 million from unallocated net income and $102 million from surplus for other development purposes and organizations. They also approved the continuation of the FY 1999 level of loan interest and commitment charge waivers through FY 2000.

The Bank introduced new loan and hedging products for its borrowers beginning September 1, 1999. These products carry an additional charge to cover the increased market risks inherent in providing them. From a longer-term perspective, the Bank continues to evaluate alternative strategies to enhance its risk-bearing capacity to ensure that it can respond to borrowers as needed, while preserving its financial strength.

                             DEVELOPMENT ACTIVITIES

The Bank offers loans and guarantees to its member countries to help meet their development needs. It also provides technical assistance and other services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 1999, the Bank had approved loans, net of cancellations, totaling $302,840 million to borrowers in 128 countries. The loans held by the Bank, including loans approved but not yet effective, at June 30, 1999 totaled $168,600 million, of which $117,228 million was outstanding and $51,372 million was undisbursed. Cumulative loan repayments at June 30, 1999, based on U.S. dollar equivalents at the time of receipt, were $131,036 million.

The amount of loans outstanding at June 30, 1999 was $10,652 million higher than that at June 30, 1998. The increase is attributable to net disbursements of $8,133 million and translation adjustments of $2,519, as a result of a depreciation in the value of the U.S. dollar during the year against the other currencies in which the Bank holds a portion of its loans.

During FY 1999 commitments of new loans reached a record of $22,182 million, up from $21,086 million in FY 1998. Relative to the preceding fiscal year, the regional composition of commitments and disbursements in FY 1999 increased somewhat for Latin America and decreased somewhat for South Asia.

Under the Bank's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by the Bank, participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 1999, outstanding loans and callable guarantees (net of loan loss provisions) totaled $114,134 million, equal to 56% of the statutory lending limit.

The Bank's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that the Bank loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are:

     (i) The Bank makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to the Bank. A guarantee by the member itself has been obtained in all such cases to date.

     (ii) The Bank's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by Bank loans are required to meet the Bank's standards for technical, economic, financial, institutional and environmental soundness.

    (iii) In making loans, the Bank must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by the Bank of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

     (iv) The Bank must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of the Bank, are reasonable for the borrower. The Bank is intended to promote private investment, not to compete with it.

     (v) The use of loan proceeds is supervised. The Bank makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to the Bank's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to procure goods and services through procedures, including international competitive bidding, which the Bank judges to be likely to lead to cost-efficient procurement.

Within the scope permitted by the Articles, these policies must be developed and adjusted in light of experience and changing conditions.

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. The appraisal of projects is carried out by the Bank's operational staff (engineers, financial analysts, economists and other sector and country specialists). With minor exceptions, all loans must be approved by the Bank's Executive Directors. Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During project implementation, Bank staff with experience in the sector or the country involved periodically visit project sites to review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. After completion, projects are evaluated by an independent unit and the findings reported directly to the Executive Directors to determine the extent to which its major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of the Bank's adjustment and other non-project loans.

LENDING INSTRUMENTS

The Bank's lending generally falls into one of two categories: investment or adjustment lending.

INVESTMENT LENDING

The Bank has several lending instruments that support investment activities, either discrete projects or programs of investments. TABLE 2 presents a breakdown of the Bank's investment lending by instrument approved in FY 1999 and in each of the two preceding fiscal years. These loans broadly fall into the following categories:

    - ADAPTABLE PROGRAM LOANS (APLs) are designed to provide funding for long-term development program through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval is with the Executive Directors for the first loan of each program and the long-term program agreement. Authority for approval of subsequent APLs under programs approved by the Executive Directors is with the Bank's management, subject to oversight and review by the Executive Directors.

    - EMERGENCY RECOVERY LOANS are made to restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

    - FINANCIAL INTERMEDIARY LOANS support the development of financial institutions and provide funds to be channeled through intermediaries for general credit or for the development of specific sectors or subsectors. The primary objective of these loans is to improve the operational efficiency of financial institutions in a competitive environment.

    - LEARNING AND INNOVATION LOANS (LILs) are designed to support small, time-sensitive programs to build capacity, pilot promising initiatives, or to experiment with and develop locally-based models prior to large scale interventions. LILs are modest in size with each loan not exceeding $5 million. Approvals of LILs are at the management level rather than at the Executive Director level.

    - SECTOR INVESTMENT AND MAINTENANCE LOANS are designed to bring investments, policies and performance in specific sectors or subsectors in line with agreed economic priorities.

    - SPECIFIC INVESTMENT LOANS fund the creation of new productive assets or economic, social and institutional infrastructure or their rehabilitation to full capacity.

    - TECHNICAL ASSISTANCE LOANS are designed to strengthen capacity in entities concerned with policies, strategies and institutional reforms in such areas as public enterprise reform and divestiture, civil service and judicial reform, government budgetary management and the formulation of economic policy.

Table 2:
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------------
                                                FY 1999                         FY 1998                         FY 1997
                                     ------------------------------  ------------------------------  ------------------------------
                                                      AS A % OF                       AS A % OF                       AS A % OF
INVESTMENT LENDING INSTRUMENTS         AMOUNT        TOTAL LOANS       AMOUNT        TOTAL LOANS       AMOUNT        TOTAL LOANS
-----------------------------------  -----------  -----------------  -----------  -----------------  -----------  -----------------
Adaptable Program Loans............   $     502               2       $     682               4       $      --              --
Emergency Recovery Loans...........         549               2             415               2              --              --
Financial Intermediary Loans.......          20               *             122               *              92               1
Learning and Innovation Loans......          43               *              33               *              --              --
Sector Investment & Maintenance
  Loans............................         120               1             599               3             545               4
Specific Investment Loans..........       6,791              31           9,062              43           9,477              65
Technical Assistance Loans.........         220               1             238               1             273               2
                                                             --                              --                              --
                                     -----------                     -----------                     -----------
Total..............................   $   8,245              37       $  11,151              53       $  10,387              72
                                                             --                              --                              --
                                                             --                              --                              --
                                     -----------                     -----------                     -----------
                                     -----------                     -----------                     -----------

--------------------------------------------------------------------------------

*   Indicates amounts less than 0.5%.

ADJUSTMENT LENDING

Historically, most Bank loans have been for investment projects or programs. The Bank also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Current operating guidelines state that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total Bank lending. This guideline was established with the understanding that it was likely to be exceeded if world economic conditions worsened. This guideline is not a rigid limit but rather a trigger for a reevaluation of such lending. As a result of several large adjustment loans made by the Bank during the fiscal year, 63% of the Bank's lending in FY 1999 consisted of such loans (47% for FY 1998). The Executive Directors are aware that, in light of the specific and unusual financial circumstances in the world at present, the guideline has been exceeded for the past two fiscal years, and may possibly be exceeded again in subsequent years. TABLE 3 provides the details by instrument of the Bank's adjustment lending approved in FY 1999 and each of the two preceding fiscal years. Adjustment loans are broadly classified as follows:

    - STRUCTURAL ADJUSTMENT LOANS (SAL) support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule.

    - SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific program that can be monitored.

    - REHABILITATION LOANS support government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities.

    - DEBT AND DEBT-SERVICE REDUCTION LOANS assist an eligible, highly-indebted member country in financing an approved debt and debt-service reduction operation on its commercial debt that is designed to reduce the country's total debt to a manageable level and contribute to a viable medium-term financing plan and the attainment of medium-term growth objectives.

    - SPECIAL STRUCTURAL ADJUSTMENT LOANS (SSAL). These loans, introduced in the second quarter of FY 1999, are fast-disbursing loans providing support to countries facing a sectoral or economy-wide crisis with a substantial structural dimension.

Adjustment lending committed for FY 1999 totaled $13,937 million, of which $10,002 million has been disbursed at June 30, 1999. At June 30, 1999, disbursements on SSALs committed during FY 1999 totaled $2,035 million, representing 50% of FY 1999 SSAL commitments.

Table 3:
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------------
                                                FY 1999                         FY 1998                         FY 1997
                                     ------------------------------  ------------------------------  ------------------------------
                                                      AS A % OF                       AS A % OF                       AS A % OF
ADJUSTMENT LENDING INSTRUMENTS         AMOUNT        TOTAL LOANS       AMOUNT        TOTAL LOANS       AMOUNT        TOTAL LOANS
-----------------------------------  -----------  -----------------  -----------  -----------------  -----------  -----------------
Structural Adjustment Loans........   $   7,690              35       $   8,285(a)            39      $   1,295               9
Sector Adjustment Loans............       2,206              10           1,650               8           2,590              18
Rehabilitation Loans...............          --              --              --              --              70               *
Special Structural Adjustment
  Loans............................       4,041              18              --              --              --              --
                                                             --                              --                              --
                                     -----------                     -----------                     -----------
  Sub-total........................      13,937              63           9,935              47           3,955              27
Debt and Debt-Service
  Reduction Loans..................          --              --              --              --             183               1
                                                             --                              --                              --
                                     -----------                     -----------                     -----------
Total..............................   $  13,937              63       $   9,935              47       $   4,138              28
                                                             --                              --                              --
                                                             --                              --                              --
                                     -----------                     -----------                     -----------
                                     -----------                     -----------                     -----------

--------------------------------------------------------------------------------

a.  Includes a $3,000 million economic reconstruction loan.

*   Indicates amounts less than 0.5%.

ENCLAVE LENDING

On rare occasions the Bank will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA), generally referred to as enclave lending. In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to the Bank) to ensure that the risks to the Bank are minimized. At June 30, 1999, the Bank had $171 million in outstanding loans for enclave projects.

LENDING BY SECTOR

A breakdown by sector of the Bank's loans outstanding at the end of FY 1999 and loans approved in each of the last three fiscal years is provided in TABLE 4.

TABLE 4:
-------------------------------------------------------------------------------------------------------------------------------
                                                  TOTAL LOANS
                                                 OUTSTANDING AT                      LOANS (A) APPROVED DURING
                                                                    -----------------------------------------------------------
SECTORS                                          JUNE 30, 1999             FY 1999                 FY 1998            FY 1997
--------------------------------------------  --------------------       ------------            ------------       -----------
                                                USD M        %         USD M         %         USD M         %         USD M
                                              ---------     ---     -----------     ---     -----------     ---     -----------
Agriculture.................................  $  11,573         10   $   1,788           8   $   1,455           7   $   2,811
Education...................................      5,314          5         804           4       1,928           9         762
Electric Power and Other Energy.............     13,864         12         340           2       1,115           5       1,613
Environment.................................      1,492          1         311           1         653           3          32
Finance.....................................     15,772         13       2,575          12       6,103          29         994
Health, Population and Nutrition............      3,105          3         514           2         911           4         246
Industry....................................      5,709          5         590           3          --          --         145
Mining and Other Extractive.................      1,961          2         300           1       1,369           7         300
Multi-Sector................................     22,545         19       8,812          40       1,188           6       1,373
Oil and Gas.................................      3,873          3          --          --         130           1         114
Public Sector Management....................      5,743          5       1,042           5       1,738           8         720
Social......................................      3,239          3       2,236          10         934           4       1,304
Telecommunications and Informatics..........      1,307          1          --          --          68           *          --
Transportation..............................     13,367         11       2,041           9       2,285          11       3,225
Urban Development...........................      5,028          4         320           1         770           4         506
Water Supply and Sanitation.................      3,336          3         510           2         439           2         380
                                              ---------        ---  -----------        ---  -----------        ---  -----------
Total**.....................................  $ 117,228        100   $  22,182         100   $  21,086         100   $  14,525
                                              ---------        ---  -----------        ---  -----------        ---  -----------
                                              ---------        ---  -----------        ---  -----------        ---  -----------
-------------------------------------------------------------------------------------------------------------------------------

TABLE 4:
--------------------------------------------

SECTORS
--------------------------------------------
                                                  %
                                                 ---
Agriculture.................................         19
Education...................................          5
Electric Power and Other Energy.............         11
Environment.................................          *
Finance.....................................          7
Health, Population and Nutrition............          2
Industry....................................          1
Mining and Other Extractive.................          2
Multi-Sector................................          9
Oil and Gas.................................          1
Public Sector Management....................          5
Social......................................          9
Telecommunications and Informatics..........         --
Transportation..............................         22
Urban Development...........................          3
Water Supply and Sanitation.................          3
                                                    ---
Total**.....................................        100
                                                    ---
                                                    ---
--------------------------------------------

    a.  Excludes loans to the International Finance Corporation.

    *   Indicates amounts less than 0.5%.

    **  May differ from sum of individual figures shown due to rounding.

FINANCIAL TERMS OF LOANS

Currently the Bank offers new loans with four types of financial terms: multicurrency pool loans, LIBOR-based single currency loans, fixed-rate single currency loans and fixed-spread loans. This choice of financial terms is intended to provide borrowers with flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. Most loans carry a three- to five-year grace period for principal and are amortized over a period that ranges from 12 to 20 years.

For most products the Bank charges a lending rate composed of a spread plus its average cost of borrowings. Until July 31, 1998, that spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread was increased to 75 basis points for loans where the invitation to negotiate was issued on or after July 31, 1998. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, all loans carry a commitment charge of 75 basis points per annum on undisbursed amounts.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous eight fiscal years. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last ten fiscal years. For interest periods beginning during FY 2000, the interest waiver for eligible borrowers is 5 basis points, except for loans with a 75 basis point lending spread, whose interest waiver is 25 basis points. The commitment charge waiver for FY 2000 is 50 basis points. Both interest and commitment charge waivers are unchanged from the level determined in July 1998. Further details are provided in the Notes to Financial Statements--Note C.

MULTICURRENCY POOL LOANS

Multicurrency pool loan (CPL) terms are available for new loans. The currency composition of CPLs is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

The lending rate on these cost pass-through loans is variable, adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. The Bank adds its lending spread to that average cost. For interest periods that commence on dates between July 1, 1999 and December 31, 1999, the applicable lending rate is 5.59% for loans where the invitation to negotiate was issued before July 31, 1998 and 5.84% for loans where the invitation to negotiate was issued on or after July 31, 1998.

LOAN CONVERSION OPTIONS

From 1996 to 1998 the Bank made available to borrowers an offer of currency choice for all multicurrency pool loans for which the invitation to negotiate was issued before September 1, 1996. Under that offer, borrowers had three options: (a) retain the terms of their existing multicurrency pool loans; (b) convert undisbursed loan amounts to single currency loan (SCL) terms; and (c) convert disbursed loan balances and undisbursed loan amounts (to the extent not converted to SCL terms) to one of four new single currency pools (SCPs). The last conversion date was July 1, 1998. Those options have now expired and all conversions under the offer have been completed.

CONVERSION TO SINGLE CURRENCY LOAN TERMS

    Aggregate conversions of undisbursed balances to SCL terms were $21,115 million, with U.S. dollars comprising 79.7% of the total.

CONVERSION TO SINGLE CURRENCY POOLS

    SCP terms are not available for new commitments. Aggregate conversions to SCPs were $48,549 million, of which $615 million was undisbursed at the time of conversion from the multicurrency pool to single currency pools. Conversions to the U.S. dollar SCP loan pool accounted for 85.6% of the total. The U.S. dollar SCP lending rates for interest periods commencing July 1, 1998 through December 31, 1998 and commencing in January 1, 1999 through June 30, 1999 were 7.54% and 7.97%, respectively. For the interest periods commencing on July 1, 1999 through December 31, 1999, the lending rate for the U.S. dollar SCP is 8.53%.

SINGLE CURRENCY LOANS

For new loans, borrowers may also select LIBOR-based or fixed rate SCL terms. The fixed rate SCL terms are being replaced by the new fixed spread loan that has been introduced for loans whose invitations to negotiate are issued on or after September 1, 1999 and accordingly, the fixed rate SCL product will only be available for new loans if the invitation to negotiate has been issued before December 1, 1999. The Bank currently offers SCLs in U.S. dollars, Japanese yen, euro, pounds sterling and Swiss francs, and will consider borrower requests for SCL loans in other currencies.

LIBOR-based SCLs carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is the prevailing six-month London interbank offered rate (LIBOR) for the applicable currency plus a spread. The spread consists of: (a) the Bank's weighted average cost margin for funding for the preceding semester allocated to these loans relative to the base rate; and (b) the Bank's lending spread. These variable rate loans are designed to pass the Bank's funding spread to LIBOR through to its borrowers. This lending rate is set every six months, in January and July. At June 30, 1999, the proportion of outstanding LIBOR-based SCLs denominated in U.S. dollars was 92.3%, (97.3% at June 30, 1998).

The Bank has also approved and disbursed several large loans on non-standard SCL terms. During FY 1999, the Bank approved and disbursed a structural adjustment loan for $2,000 million. This loan carries a six-month U.S. dollar LIBOR interest rate plus a fixed spread of 75 basis points and a front-end fee. During FY 1998, the Bank had also approved and disbursed two LIBOR-based single currency loans with non-standard SCL terms. The first, a $3,000 million economic reconstruction loan, carries a six-month U.S. dollar LIBOR interest rate plus a fixed spread of 100 basis points and a front-end fee. The second, a $2,000 million structural adjustment loan, carries a six-month U.S. dollar LIBOR interest rate plus a fixed spread of 75 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges.

SSALs also carry non-standard SCL terms. SSAL terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points, which may vary for new loans over time depending on the Bank's overall risk-bearing capacity and market conditions. These loans have a maturity of five years with a three-year grace period, a front-end fee of one percent of the principal amount payable on effectiveness, and are not eligible for waivers of interest or commitment charges.

Fixed rate SCLs carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) the Bank's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate the Bank for market risks it incurs in funding these loans; and (c) the Bank's lending spread.

NEW LOAN AND HEDGING PRODUCTS

During the third quarter of FY 1999, the Bank approved the introduction of new loan and hedging products for its borrowers to respond to their needs for more flexible financial products and better risk management tools. These products have been introduced for loans whose invitation to negotiate is issued on or after September 1, 1999.

The new financial products are:

    - FIXED-SPREAD LOANS with an interest rate based on LIBOR, plus a spread that would be fixed for the life of the loan. Borrowers selecting this product have the flexibility to change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan maturities; and

    - HEDGING PRODUCTS that would be linked to borrowers' existing Bank loans to assist them in managing their currency, interest rate and, on a case-by-case basis, commodity price risks.

Fixed-spread loans carry a lending spread above LIBOR that is fixed on the date the loan agreement is signed. The lending spread, which is determined and announced by the Bank from time to time, is currently 55 basis points. In addition, the commitment charge for the first four years of each fixed-spread loan is 10 basis points higher than that for other Bank loans.

TABLE 5 presents a breakdown of the Bank's loan portfolio by loan product:

Table 5:
IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------
                                           FY 1999                      FY 1998                     FY 1997
                                 ----------------------------  --------------------------  --------------------------
                                 PRINCIPAL      AS A % OF      PRINCIPAL     AS A % OF     PRINCIPAL     AS A % OF
LOAN PRODUCT                      BALANCE      TOTAL LOANS      BALANCE     TOTAL LOANS     BALANCE     TOTAL LOANS
-------------------------------  ---------  -----------------  ---------  ---------------  ---------  ---------------
Adjustable rate multicurrency
  pool loans
  Outstanding..................  $  37,203             32      $  56,274            53     $  91,842            87
  Undisbursed..................      6,344             12          8,765            17        27,422            53
LIBOR-based single currency
  loans(a)
  Outstanding..................     25,462             22         15,018            14         4,493             4
  Undisbursed..................     33,862             66         29,801            58        19,144            37
Fixed rate single currency
  loans
  Outstanding(b)...............     11,238              9          5,683             5         2,563             2
  Undisbursed..................     10,787             21         12,356            24         5,007            10
Single currency pool loans
  Outstanding..................     40,693             35         25,658            24            --            --
  Undisbursed..................        374              *            131             *            --            --
Other loans
  Outstanding..................      2,631              2          3,943             4         6,907             7
  Undisbursed..................          5              *             12             *             3             *
                                 ---------            ---      ---------           ---     ---------           ---
Total **
  Outstanding loans............  $ 117,228            100      $ 106,576           100     $ 105,805           100
  Undisbursed loans............  $  51,372            100      $  51,065           100     $  51,576           100
                                 ---------            ---      ---------           ---     ---------           ---
                                 ---------            ---      ---------           ---     ---------           ---
---------------------------------------------------------------------------------------------------------------------

    a. Of which SCLs with non-standard SCL terms represent $9,035 million outstanding and $2,005 million undisbursed at June 30, 1999.

    b. Includes fixed rate single currency loans whose rate had not yet been fixed at fiscal year-end.

    *   Indicates amounts less than 0.5%.

    **  May differ from the sum of individual figures due to rounding.

For more information, see the Notes to Financial Statements-Note C.

GUARANTEES

The Bank offers guarantees to its members for loans from private investors to members or other borrowers for projects in member countries, and in exceptional cases, and subject to an aggregate limit of $300 million, will offer enclave guarantees for projects in member countries usually eligible only for credits from IDA. Bank guarantees are intended as flexible instruments that provide the credit enhancement required to mobilize private sector financing for individual projects through targeted and limited support, thus enhancing the Bank's impact by catalyzing private sector participation. On a pilot basis guarantees are being made available to support agreed-upon policies and reforms in member countries. The Bank applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Projects in any member country that is eligible for Bank lending are also eligible for Bank guarantees.

Bank guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. Two basic types of guarantees are offered:

    - PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. A

      Bank guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

    - PARTIAL CREDIT GUARANTEES are generally used for public sector projects when there is a need to extend loan maturities, but not necessarily to cover sovereign contractual obligations. Such guarantees cover a portion of debt service on the particular loan. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. Such partial credit guarantees help induce the market to extend the term of the loan. The presence of the guarantee may also induce a lower interest rate.

As part of the Bank's strategy of continuing to expand its range of instruments in response to client demand, the Executive Directors approved the introduction of a new guarantee instrument in April 1999. This guarantee is an extension of the existing partial credit guarantee instrument for projects:

    - POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. The guaranteed portion of the debt service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for the Bank adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity, level of fees, and possible waivers will be standard if the guarantee is made in situations comparable to those under which a SAL would be made; however, if the guarantee is made in connection with a SSAL, then it will be at SSAL-equivalent terms. Initially, the Bank will proceed with a pilot program of up to $2,000 million of Bank exposure. Once the $2,000 million is reached, the Executive Directors will review the program. On September 16, 1999, the Executive Directors authorized the first such guarantee, in the amount of $250 million in connection with a SSAL. In this case, a charge of 75 basis points per annum will apply on the present value of the guaranteed amount.

The Bank may also provide partial risk guarantees for export-oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and the Bank determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures--such as offshore revenue escrow accounts and debt-service reserves acceptable to the Bank--to minimize the Bank's exposure and the risk of a call on the guarantee. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for the Bank. Generally, the Bank has retained a fee of 25 basis points per annum on its exposure on guarantees; however, on enclave guarantees the Bank would retain a higher fee.

The Bank's exposure at June 30, 1999 on its guarantees (measured as their present value in terms of their first call date) is $1,524 million. For additional information, see the Notes to Financial Statements-- Note C.

OTHER ACTIVITIES

In addition to its financial operations, the Bank provides technical assistance to its member countries, both in connection with, and independently of, loan operations. Such assistance includes the assignment of qualified professionals to survey development opportunities in member countries, analysis of their fiscal, economic and other development problems, assistance to member countries in drawing up development programs, appraisal of projects suitable for investment and assistance to member countries in improving their asset and liability management techniques. To assist its developing member countries, the Bank has also established the World Bank Institute, which provides courses and other training activities related to economic policy development and administration for governments and organizations working closely with the Bank, and has made contributions for research and other developmental activities. The Bank has on a number of occasions, at the request of members concerned, facilitated efforts toward the settlement of international economic and financial disputes. Additionally, the Bank, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of the Bank. See the Notes to Financial Statements--Note H.

                                RISK MANAGEMENT

The Bank assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to three major types of risk: credit risk, market risk, and liquidity risk. The Bank is also exposed to operating risk.

The objective of Asset-Liability Management (ALM) for the Bank is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters.

The major inherent risk to the Bank is country credit risk, or loan portfolio risk. The Bank is also subject to commercial credit risk, market (interest and exchange rate), operating and liquidity risk. In a reorganization of the risk managment function, the Bank established a Senior Vice President and Chief Financial Officer (CFO) position with several units reporting to it, and vested it with the overall responsibility for the financial and risk management of the Bank. The Bank also established a Risk Management Department charged with identifying, measuring and monitoring market risks, liquidity risks, and counterparty credit risks in the Bank's financial operations.

The risk management governance structure also includes the Asset-Liability Management Committee (ALCO) chaired by the CFO. ALCO makes decisions and recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Among the standing subcommittees reporting to ALCO, the Market Risk and Currency Management Subcommittee meets most frequently. This subcommittee develops and monitors the policies under which market and commercial credit risks faced by the Bank are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding.

For the day-to-day management of risk, the Bank's risk management structure extends into its business units. Risk management processes have been established to facilitate, control and monitor risk-taking. These processes are built on a foundation of initial identification and measurement of risks by each of the business units.

The processes and procedures by which the Bank manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors periodically review trends in the Bank's risk profiles and performance as well as any significant developments in risk management policies and controls.

CREDIT RISK

Credit risk, the risk of loss from default by a borrower or counterparty, is inherent in the Bank's development activities. Under the direction of the ALCO, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout the Bank. Senior managers represented on ALCO are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loan, investment and borrowing portfolios.

COUNTRY CREDIT RISK

Country credit risk is the primary risk faced by the Bank. It has three components as described below. Probable expected losses from all three components are covered by the accumulated provision for loan losses, while unexpected losses are covered by the Bank's income generating capacity and risk-bearing capital. The Bank continuously reviews the creditworthiness of its borrowing member countries and adjusts its overall country programs and lending operations to reflect the results of these reviews.

     (i) The first component is idiosyncratic risk. This is the risk that individual countries will accumulate extended debt-service arrears--or move closer to accumulating extended debt-service arrears--for country specific reasons.

     (ii) The second component is covariance risk. This is the risk that one or more borrowers will accumulate extended payment arrears--or move closer to accumulating extended payment arrears--as a result of a common external shock. This shock could be, for example, a regional political crisis or an adverse change in the global environment (such as a fall in commodity prices or a rise in international interest rates).

    (iii) The third component is portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding. Portfolio concentration increases the potential financial impact of idiosyncratic and covariance risk. Portfolio concentration risk is managed using the portfolio concentration limit described below.

In 1997 the Executive Directors approved an approach to portfolio concentration under which the Bank's largest loan portfolio exposure to a single borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of the Bank's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of the Bank's risk-bearing capacity relative to its largest loan portfolio exposure to a single borrowing country. The concentration risk limit takes into account not only current exposure (loans outstanding, plus the present value of guarantees), but also projected exposure over the ensuing three- to five-year period. The limit is determined by the Executive Directors each year at the time they consider the Bank's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2000 the concentration risk limit is $13,500 million, unchanged from FY 1999. The equitable access limit is $20,529 million. The Bank's largest loan portfolio exposure (including the present value of guarantees) to a single borrowing country was $11,553 million at June 30, 1999.

OVERDUE AND NON-PERFORMING LOANS

It is the Bank's policy that if a payment of principal, interest or other charges on a Bank loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of the Bank to place all loans made to or guaranteed by a member of the Bank in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless the Bank determines that the overdue amount will be collected in the immediate future. The Bank maintains an accumulated provision for loan losses to recognize the risk inherent in current and probable overdue payments. The methodology for determining the accumulated provision for loan losses is discussed in the following paragraphs. Additional information on the Bank's provisioning policy and status of nonaccrual loans can be found in the Notes to Financial Statements--Summary of Significant Accounting and Related Policies, and Note C.

In 1991 the Executive Directors adopted a policy to assist members with protracted arrears to the Bank to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy the Bank will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by the Bank;
(b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to the Bank and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on the Bank loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to the Bank have been fully cleared.

ACCUMULATED PROVISION FOR LOAN LOSSES

The Bank's accumulated provision for loan losses reflects the following:

    - Management's assessment of the overall collectibility risk on accruing loans (which includes callable guarantees); and

    - The present value losses on nonaccruing loans. Such losses are equal to the difference between the discounted present value of the debt-service payments on a loan at its contractual terms and the expected cash flows on that loan.

The adequacy of the accumulated provision for loan losses is determined by assessing the amount required to cover probable expected losses in the accrual portfolio and losses inherent in the nonaccrual portfolio as of the balance sheet date. The amount required to cover probable expected losses in the accrual portfolio is related to the mean of the distribution of losses facing the institution over the next three years, which has been developed to estimate the probable losses inherent in the accrual portfolio at the balance sheet date. This is calculated using a risk-adjusted capital allocation framework that takes into account the concentration and covariance risk in the portfolio. The amount required to cover losses inherent in the nonaccrual portfolio is based on the calculation of the discounted present value of cash flows.

Estimating probable expected losses is inherently uncertain and depends on many factors, including general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors. The Bank periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly.

COMMERCIAL CREDIT RISK

The Bank's commercial credit risk is concentrated in investments in debt instruments issued by sovereigns, agencies, banks and corporate entities. The majority of these investments are in instruments rated AAA and AA.

In the normal course of its business, the Bank utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of the Bank's funding, investment and ALM activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

The Bank seeks to control the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk control limits and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures, taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

The Bank treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes the Bank and, therefore, creates a replacement risk for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk.

When the Bank has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master netting agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then the Bank's exposure to the counterparty is considered to be zero. Net mark-to-market is, in the Bank's view, the best measure of credit risk when there is a legally-enforceable master netting agreement between the Bank and the counterparty. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-- Note E.

TABLE 6 provides details of the Bank's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

TABLE 6:
IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------
                                     AT JUNE 30, 1999
             -----------------------------------------------------------------
                                                                                                              AT JUNE 30,
                   INVESTMENTS                                                       AT JUNE 30, 1998            1997
             ------------------------                                           --------------------------  ---------------
                           AGENCIES,                TOTAL EXPOSURE              TOTAL EXPOSURE              TOTAL EXPOSURE
COUNTERPARTY                BANKS &       SWAP      ON INVESTMENTS     % OF     ON INVESTMENTS     % OF     ON INVESTMENTS
  RATING     SOVEREIGNS   CORPORATES    EXPOSURE       AND SWAPS       TOTAL       AND SWAPS       TOTAL       AND SWAPS
-----------  -----------  -----------  -----------  ---------------  ---------  ---------------  ---------  ---------------
AAA........   $   4,459    $   7,943    $     111      $  12,513            41     $   9,740            37     $   4,074
AA.........       1,815       13,543           91         15,449            51        14,725            56        12,889
A..........      --            2,283           28          2,311             8         1,939             7         2,134
             -----------  -----------  -----------       -------     ---------       -------     ---------       -------
Total......   $   6,274    $  23,769    $     230      $  30,273           100     $  26,404           100     $  19,097
             -----------  -----------  -----------       -------     ---------       -------     ---------       -------
             -----------  -----------  -----------       -------     ---------       -------     ---------       -------

---------------------------------------------------------------------------------------------------------------------------

TABLE 6:
IN MILLIONS
-----------

COUNTERPART     % OF
  RATING        TOTAL
-----------     -----
AAA........          21
AA.........          68
A..........          11
                    ---
Total......         100
                    ---
                    ---
-----------

The FY 1999 increase in credit exposure parallels the increase in the size of the investment portfolio. The credit exposure from swaps declined from FY 1998 to FY 1999 by $387 million to $230 million. The increase in the relative weight of credit exposures to AAA rated entities was in part due to the increase of investments in AAA rated asset-backed securities.

The FY 1998 increase in credit exposure over that of FY 1997 reflects the growth in the size of the investment portfolio. The credit exposure from swaps declined from FY 1997 to FY 1998 by $38 million to $617 million.

INTEREST RATE RISK

There are two potential sources of interest rate risk to the Bank. The first is the interest rate sensitivity associated with the net spread between the rate the Bank earns on its assets and the cost of borrowings which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of the Bank assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of the Bank's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for more than 82% of the existing outstanding loan portfolio (87% at the end of FY 1998). However, the majority of cost pass-through loans do entail some residual interest rate risk, given the one-semester lag inherent in the lending rate calculation. If new borrowings are at interest rates above the average of those already in the debt pool, the higher average debt costs would not be passed through to the lending rate charged to the borrowers and thus would not affect the interest income generated on cost pass-through loans until the following semester. The reverse is true when market interest rates decline.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed rate borrowings, so as to provide the borrowers with a reasonably stable interest basis. Given the sustained interest rate declines seen over the last several years, the cost of these historical fixed rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than the Bank's new borrowing costs. In particular, the amount of "above market" debt allocated to the CPL debt pool exceeds the outstanding CPL's beyond FY 2012, i.e. the pool is over-funded beyond FY 2012. Over-funding reaches a maximum of approximately $4,396 million in FY 2015. In the absence of new disbursements and additions to the multicurrency pool, the Bank would be subject to some risk associated with potentially having to redeploy these above-market borrowings, as the loans in the CPL pool repay.

Interest rate risk on non-cost pass-through products, which currently account for 18% of the existing loan portfolio (13% at the end of FY 1998), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. The interest rate risk on the Bank's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, the Bank's level of net income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on the Bank's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of the Bank's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, the Bank is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables.

As part of its ALM process the Bank employs interest rate swaps to manage and align the rate sensitivity characteristics of its assets and liabilities. The Bank uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its reserves to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the reserves-to-loans ratio, thereby preserving the Bank's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 1 presents the currency composition of significant balance sheet components at the end of FY 1999 and 1998.

FIGURE 1:

FY 1999

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                    USD        EUR              JPY            OTHERS
Loans                  37%         8%                     5%         1%
Investments             8%         2%                     2%         2%
C-Swaps (Rec.)          9%        10%                     5%        11%
Equity                  7%         2%                     1%         2%
Borrowings             23%        11%                     7%        11%
C-Swaps (Pay.)         24%         7%                     4%         1%
                                        Liabilities & Equity
Assets %                                                   %
Loans                   51                            Equity         12
Investments             14                        Borrowings         52
C-swaps (Rec.)          35                    C-Swaps (Pay.)         36
                       100                                          100

FY 1998

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                    USD        EUR              JPY            OTHERS
Loans                  32%        11%                     8%         2%
Investments             6%         2%                     4%         2%
C-Swaps (Rec.)         10%        10%                     3%        10%
Equity                  7%         2%                     2%         2%
Borrowings             21%        13%                     9%        10%
C-Swaps (Pay.)         20%         8%                     4%         2%
                                        Liabilities & Equity
Assets %                                                   %
Loans                   53                            Equity         13
Investments             14                        Borrowings         53
C-swaps (Rec.)          33                    C-Swaps (Pay.)         34
                       100                                          100

For comparability, FY 1998 amounts have been restated to reflect the introduction of the euro.

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. The Bank, like all financial institutions, is exposed to many types of operating risks, including the risk of fraud by staff or outsiders. The Bank attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of the Bank and the characteristics of the activities and markets in which the Bank operates. In the past the Bank has suffered certain immaterial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that the Bank will not suffer such losses in the future.

In FY 1996, the Bank adopted the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls, and it has an on-going program in place to assess all business units. In each of the last three fiscal years, the Bank obtained an attestation report from its external auditors that the Bank's assertion that as of June 30 of each of these fiscal years, its "system of internal control over its financial reporting met the criteria for effective internal control over financial reporting described in COSO" is fairly stated in all material respects.

ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, the Bank has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

The Bank has adopted a gradual approach to redenominate national currency balance sheet items and the Bank-administered donor trust funds to euro during the transition period. However, recognizing the operational risks and complexities of operating simultaneously in national currencies and euro, and the resulting incremental transactions, accounts, and cash flows between these currencies, it has been concluded that redenomination could improve operating efficiency and operational control. Strategies of individual business areas have been developed and integrated into an overall transition plan to ensure sufficient flexibility for each unit to respond to its specific business needs.

There is no financial benefit foreseen, for either the Bank or its borrowers, for an early redenomination of loans with national currency components before their automatic conversion to euro on January 1, 2002. However, to reduce on-going costs and operational control risks of operating in mixed currencies, an early conversion of loans before December 2001 is being considered. Due to the contractual nature of loan agreements, borrowers would have to consent to an early redenomination. Furthermore, loan accounting systems will require significant modification for national currency redenomination to euro.

The Bank is currently adopting new information technology systems that will facilitate the redenomination of many national currency balances. One major new system, SAP, has replaced numerous systems in areas including operations, resource management, capital and trust funds. A new system for liability management, called Summit, has recently been installed which will process the redenomination of national currency bonds and derivatives, the timing of which will be determined by the Bank based on international capital market developments during the transition period.

Due to the ongoing information systems changes, the incremental cost of euro conversion is being minimized. Past euro preparation costs were limited through the redeployment of existing staff resources.

---------

(a). "COSO" refers to the INTERNAL CONTROL-INTEGRATED FRAMEWORK formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the U.S. Congress in response to the well-publicized irregularities that occurred in the financial sector during the late 1980's.

The Bank's direct euro preparation costs to date are under $5 million and have been funded by the administrative budget.

YEAR 2000 ISSUES

GENERAL

The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Some of the Bank's legacy computer programs have date-sensitive software that might be unable to properly interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. The Bank presently believes that timely modifications to existing software and/or hardware, as well as introducing new systems software, will mitigate its Year 2000 risks.

The Bank's Year 2000 Program has been in active operation for over two years. The overall responsibility for the Program rests with the Bank's Chief Information Officer (CIO). A parallel program of Year 2000 activities is directed towards raising the awareness of the Bank's member countries, providing limited grant funding for planning and remediation, and ensuring that Bank-funded projects' Year 2000 risks are assessed and that appropriate actions are taken.

The CIO has oversight and reporting responsibilities for both the information technology (IT) and non-IT components (facilities, communications, equipment and infrastructure) of the Program. The Bank's Year 2000 Program Office is staffed with three full-time professionals. IT and non-IT staff working on Year 2000 activities reside in operating and support units of the Bank. These staff report on Year 2000 work to the CIO and the Year 2000 Program Office as well as their line managers. While work on the project is ongoing, there is a biweekly meeting with the CIO and the Year 2000 Program Office, and once a month, representatives of the responsible operating units meet to review progress and coordinate on issues. A monthly report on the status of the Program is provided to the Bank's President and Managing Directors. The Executive Directors are apprised of the Program's status on a quarterly basis through a report and meeting with the Audit Committee of the Executive Directors.

INTERNAL COMPUTER SYSTEMS

Early in the Program, the Bank adopted the following U.S. Government Accounting Office five-phase approach for the Year 2000 issue (i.e., awareness, assessment, renovation/remediation, validation (testing) and implementation):

     (i) AWARENESS: As noted above, the Program is recognized as important not only to the Bank internally but also to clients and partners. The Bank's senior management has assigned overall accountability for the Program to the CIO. A strategy, approach and timetable have been defined and agreed upon and responsible organizational units and individuals have been identified. Key milestone dates have been established within the timetable, and these are being actively monitored. Information and documentation have been distributed within the Bank on the Year 2000 issue, how it affects the Bank and its clients, and the program to address it. A series of briefings by internal and outside experts has been conducted, and these briefings continue to be run periodically. Year 2000 Program Office staff and other key individuals in the Bank are actively coordinating with other multilateral development banks, the International Monetary Fund, the United Nations and other international organizations, U.S. government officials, and private sector groups on areas of mutual interest. There is also a continuing program of targeted information dissemination on key Year 2000 topics, including status reporting, test platform availability plus specific guidance on testing phases and using the agreed institutional testing methodology for both unit and integration testing.

     (ii) ASSESSMENT: The assessment phase of the Program has been completed. The information resources (e.g. systems and infrastructure) have been inventoried and categorized (i.e. compliant or non-compliant) to be retained, decommissioned, or replaced. Where contingency plans are required for business continuity purposes, they have been developed. The resources for Year 2000 work are a part of the base budget allocation of each unit; additional funding has been made available by Bank management according to need;

    (iii) RENOVATION/REMEDIATION: Work falling under this phase includes repair of systems that are deemed non-compliant and are to be retained, as well as a large Systems Renewal Project and implementation of Summit Software solutions for several current financial systems. A significant part of the Systems Renewal Project involves the replacement of 60 information systems by new, Year 2000 compliant SAP R/3 modules. The SAP project work was essentially completed and implemented in July 1999. The Summit implementation was completed in the third quarter of FY 1999. Project status and contingency plans for remaining systems are reviewed weekly and discussed monthly with the business units involved. The remaining eight applications under remediation are judged to be on schedule for completion by September 15, 1999. Of 108 applications to be decommissioned before January 2000, 73% had been retired by June 30, 1999, with the remainder to be retired by the end of December 1999.

     (iv) VALIDATION (TESTING): This is the phase of the Program that is using the most resources. It involves not only the actual testing and re-testing at a unit and integration level, but also creating the test environments and scheduling testing. Applications to be retained, which total 133, are 87% Year 2000 tested as of June 30, 1999. Completion of testing is scheduled for September 30, 1999.

     (v) IMPLEMENTATION: the Bank's Year 2000 Program calls for completion of preparation activities by the end of September 1999. Upon completion of the testing of compliant systems, they will be implemented into production status. SAP modules are certified to be Year 2000 compliant, and this will be verified by the Bank's own Year 2000 testing, which will be completed by the end of September 1999. As an additional safety measure, systems slated to be replaced by SAP have been modified to ensure that they will be able to operate through the first half of the Bank's fiscal year 2000. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and costs of personnel trained in this area, the ability to locate and correct all relevant computer code and similar uncertainties.

The key Year 2000 milestone dates are set out in TABLE 7.

THIRD PARTY PROVIDERS

The Bank has identified its key vendors and service providers to determine the extent of their Year 2000 compliance and has made appropriate inquiries and investigations into the state of their readiness, where such readiness could have a material impact on the Bank's operations. External financial entities (e.g. correspondent banks, fund managers, swap counterparties) with whom the Bank does business have been contacted to determine the status of their systems compliance. Of the 82% responding, 81% expected to be compliant by June 30, 1999. The Bank is in the process of contacting those respondants that had not indicated an expectation of compliance by June 30, 1999 and is evaluating on the basis of its further inquiries whether to continue business relations with them.

CASH SETTLEMENTS

The majority of the Bank's financial transactions are executed through the SWIFT global messaging system, which is already Year 2000 compliant. The Bank completed the SWIFT Year 2000 Customer Program in May and June 1999, and is using a Year 2000 compliant version of the SWIFT messaging system. Contingency plans to transmit transactions by alternate means are already in place and tested as part of the normal on-going disaster recovery planning.

MEMBER COUNTRIES

The initial focus of Year 2000 efforts in member countries was on raising awareness, promoting education and encouraging preventive action and timely contingency planning. Since the second quarter of FY 1999, operations staff have focussed on an internal assessment of the Bank's portfolio of loan projects for Year 2000 risks. Risks for member countries primarily relate to critical systems in banking, telecommunications, power and water, health and government services. Each project has been categorized as carrying high, medium, or low risk for potential disruptions due to Year 2000 problems. Approximately one-third of the projects are classified as high-risk. High Year 2000 risk, in this context, means that the project includes components or depends on services that could be vulnerable to the Year 2000 rollover. The Bank actively encourages mitigation action on the part of the Project Implementing Agencies to avoid disruptions, and offers financing of such work through new loans and reallocation of existing loan funds. Should such efforts fail, projects may experience setbacks and delays while problems are rectified. Serious disruptions to national infrastructure and public administration due to Year 2000 problems could, in the extreme, affect borrowers' ability to service Bank loans. No projections have been attempted as to the magnitude of such risks, as there are too many variables, and as information on Year 2000 readiness, in many cases, is scarce and cursory at best.

ESTIMATED COSTS TO COMPLETE

The cost of completing the Bank's Year 2000 Program is estimated at approximately $12 million. To date approximately $8 million of this amount has been spent. Costs for the Information Systems Renewal project (SAP implementation) and the Summit implementation are estimated at approximately $68 million. To date, $49 million of that amount has been spent. SAP and Summit address a considerable part of the Bank's Year 2000 remediation requirements, but since they would be implemented in any event, their costs are not considered direct Year 2000 remediation expenses.

CONTINGENCY PLANS

Contingency plans are required for all critical systems needing repair or replacement. For the Systems Renewal Project, the contingency plan is to repair the legacy applications it will replace. Some of this work has already been completed, some is scheduled to be performed in any case, and the remainder will be triggered if scheduled reviews of the Systems Renewal Project reveal unsatisfactory progress. The level of effort required has been assessed and the required resources have been earmarked.

                           YEAR 2000 ACTION TIMELINE

TABLE 7:
------------------------------------------------------------------------------------------------------

          DATE             SYSTEMS TO BE RETAINED       SYSTEMS RENEWAL          OTHER NEW SYSTEMS
------------------------  ------------------------  ------------------------  ------------------------
June 30, 1999...........  Testing 97% Completed     Production Transition     Production
                                                                              Implementation
September 30, 1999......  Testing 100% Completed    In Production             In Production
                          and in Production

------------------------------------------------------------------------------------------------------

                              LIQUIDITY MANAGEMENT

Liquidity risk arises in the general funding of the Bank's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of the Bank's financial commitments.

Under the Bank's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest six months of debt-service for a fiscal year plus one-half of net loan disbursements as projected for a fiscal year based on commitments at the beginning of that year. The FY 2000 prudential minimum liquidity level has been set at $18,000 million, representing a $500 million decrease over that for FY 1999. The Bank also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

The Bank's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks. The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. The operational portfolio provides working capital for the Bank's day-to-day cash flow requirements. The discretionary portfolio provides flexibility for the execution of the Bank's borrowing program and can be used to take advantage of attractive market opportunities.

At the end of FY 1999, the aggregate size of the Bank's liquid asset portfolio stood at $30,010 million, an increase of $5,224 million over FY 1998. This increase over the prior year is in part a result of a decision to deliberately pre-fund a portion of the FY 2000 borrowing program and create discretionary liquidity. In the aggregate, the Bank's liquid asset portfolio is largely composed of U.S. dollars, with the currency composition of the operational portfolio varying the most as a result of the multicurrency cash flows generated by disbursements, debt-service payments, new borrowings and reserves conversions. FIGURE 2 represents the Bank's liquid asset portfolio size and structure at the end of FY 1999 and FY 1998.

FIGURE 2:

EDGAR REPRESENTATION OF DATA POINTS USED IN
PRINTED GRAPHIC

                                                                  FY 1999

Stable Portfolio USDeq 18,794m             63%
Operational Portfolio USDeq 7,620m         25%
Discretionary Portfolio USDeq
3,596m                                     12%

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                      FY 1998

Stable Portfolio USDeq 18,574m             75%
Operational Portfolio USDeq 4,765m         19%
Discretionary Portfolio USDeq
1,447m                                      6%

The cumulative performance of the liquid asset portfolio in FY 1999 compared to FY 1998 is presented in TABLE 8.

TABLE 8:
--------------------------------------------------------------------------------------------
                                                                      ANNUALIZED FINANCIAL
                                                                           RETURN (%)
                                                                    ------------------------
                                                                      FY 1999      FY 1998
                                                                    -----------  -----------
IBRD Overall Portfolio............................................        6.00         5.62
  Stable Portfolio of which:
    Actively Managed..............................................        5.35         5.62
    Held-to-maturity Portfolio....................................       82.96         8.44
  Operational Portfolio...........................................        4.48         4.72
  Discretionary Portfolio.........................................        5.23         5.68

--------------------------------------------------------------------------------------------

During the first quarter of FY 1999, the Bank decided to liquidate the sterling UK government securities in the held-to-maturity portfolio. At the time of their liquidation these securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million, respectively. This resulted in a realized gain of $237 million upon liquidation, for an FY 1999 annualized financial return of 82.96%. The underlying fixed rate debt which had previously funded this held-to-maturity portfolio was simultaneously swapped into floating rates.

For further information, refer to the Notes to Financial Statements-Note B.

                               FUNDING RESOURCES

EQUITY

Total shareholders' equity at June 30, 1999 was $28,021 million compared with $26,514 million at June 30, 1998. The increase from FY 1998 primarily reflects the increase in retained earnings of $976 million, the decrease in cumulative translation adjustment of $323 million, and the increase in paid-in capital of $107 million. TABLE 9 presents the composition of usable equity at June 30, 1999 and 1998.

The increase in shareholders' equity over FY 1998 did not keep up with the pace of loan growth. As a result, the ratio of equity capital-to-loans fell to 20.65% at June 30, 1999, from 21.44% one year earlier. Similarly, the reserves-to-loans ratio declined from 14.06% to 13.69%. FIGURE 3 depicts these ratios over the last five years.

During FY 1999, the Bank increased the emphasis it placed on the equity capital-to-loans measure and de-emphasized the reserves-to-loans measure it had used in the past. The equity capital-to-loans ratio is one method among multiple approaches, such as cash flow analysis, by which the Bank measures its income generating capacity and its capital adequacy. The Bank continues to consider additional methodologies for evaluating its risk-bearing capacity.

TABLE 9:
IN MILLIONS OF U.S. DOLLARS

------------------------------------------------------------------------------------------
                                                                       FY 1999    FY 1998
                                                                      ---------  ---------
Usable Capital
  Paid-in Capital...................................................  $  11,395  $  11,288
  Net Receivable for Maintenance of Value...........................       (869)      (944)
  Restricted Paid-in Capital........................................     (2,509)    (2,603)
                                                                      ---------  ---------
  Total Usable Capital..............................................      8,017      7,741
Retained Earnings and Cumulative Translation Adjustments

                                                                       FY 1999    FY 1998
                                                                      ---------  ---------
  Special Reserve...................................................        293        293
  General Reserve...................................................     15,409     14,659
  Pension Reserve...................................................        294        112
  Surplus...........................................................        195        426
  Unallocated Net Income............................................      1,518      1,243
  Cumulative Translation Adjustments (CTA)..........................       (637)      (960)
                                                                      ---------  ---------
  Total Retained Earnings and CTA...................................     17,072     15,773
                                                                      ---------  ---------
Total Usable Equity.................................................  $  25,089  $  23,514
                                                                      ---------  ---------
                                                                      ---------  ---------
------------------------------------------------------------------------------------------

FIGURE 3:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             EQUITY CAPITAL-TO-LOANS      RESERVE-TO-LOANS
                      RATIO                     RATIO

Jun-94                          21.68%                 14.35%
                                21.65%                 14.36%
                                21.21%                 13.88%
                                21.22%                 14.29%
Jun-95                          21.42%                 14.49%
                                21.62%                 14.40%
                                21.47%                 14.26%
                                21.57%                 14.24%
Jun-96                          21.80%                 14.36%
                                21.73%                 14.31%
                                21.69%                 14.17%
                                21.83%                 14.12%
Jun-97                          22.06%                 14.49%
                                22.08%                 14.43%
                                21.02%                 13.66%
                                20.67%                 13.42%
Jun-98                          21.45%                 14.06%
                                21.35%                 13.95%
                                20.67%                 13.52%
                                20.32%                 13.28%
Jun-99                          20.65%                 13.69%

CAPITAL

The authorized capital of the Bank at June 30, 1999 was $190,811 million, of which $188,220 million had been subscribed. Of the subscribed capital, $11,395 million had been paid in and $176,825 million was callable. Of the paid-in capital, $7,946 million was available for lending and $3,449 million was not available for lending. The terms of payment of the Bank's capital and the restrictions on its use that are derived from the Articles and from resolutions of the Bank's Board of Governors are:

     (i) $2,521 million of the Bank's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by the Bank in its operations.

     (ii) $8,874 million of the Bank's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to maintenance-of-value obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,279 million of this amount had been used in the Bank's lending operations at June 30, 1999.

    (iii) $150,576 million of the Bank's capital may, under the Articles, be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by the Bank in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of the Bank for which the call is made.

     (iv) $26,249 million of the Bank's capital is to be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it, pursuant to resolutions of the Bank's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by the Bank in its lending activities or for administrative purposes.

No call has ever been made on the Bank's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of the Bank to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of the Bank for which the call is made, the Bank has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 1999, $102,563 million (58%) of the uncalled capital was callable from the member countries of the Bank that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 86% of the Bank's outstanding borrowings after swaps at June 30, 1999. TABLE 10 sets out the capital subscriptions of those countries and the callable amounts.

TABLE 10:
IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------
                                                            TOTAL        UNCALLED
                                                           CAPITAL        PORTION
MEMBER COUNTRY(A)                                        SUBSCRIPTION OF SUBSCRIPTION
-------------------------------------------------------  -----------  ---------------
United States..........................................   $  31,965      $  29,966
Japan..................................................      15,321         14,377
Germany................................................       8,734          8,191
France.................................................       8,372          7,851
United Kingdom.........................................       8,372          7,832
Italy..................................................       5,404          5,069
Canada.................................................       5,404          5,069
Netherlands............................................       4,283          4,018
Belgium................................................       3,496          3,281
Switzerland............................................       3,210          3,012
Australia..............................................       2,951          2,770
Spain..................................................       2,857          2,682
Sweden.................................................       1,806          1,696
Austria................................................       1,335          1,254
Denmark................................................       1,237          1,162
Norway.................................................       1,204          1,132
Finland................................................       1,033            971
New Zealand............................................         873            821
Portugal...............................................         659            620
Ireland................................................         636            599
Luxembourg.............................................         199            190
                                                         -----------  ---------------
  TOTAL................................................   $ 109,351      $ 102,563
                                                         -----------  ---------------
                                                         -----------  ---------------
-------------------------------------------------------------------------------------

       a. See details regarding the capital subscriptions of all members of the Bank at June 30, 1999 in Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

The United States is the Bank's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by the Bank, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING AND AMOUNTS BORROWED

The Bank diversifies its sources of funding by offering its securities to institutional and retail investors globally on terms acceptable to the Bank. Under its Articles, the Bank may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 1999 medium- and long-term debt raised directly in financial markets by the Bank amounted to $22,443 million compared to $28,007 million in FY 1998. TABLE 11 summarizes the Bank's funding operations for FY 1999 and FY 1998. Funding raised in any given year is used for the Bank's general operations, including loan disbursements, re-financing of maturing debt and prefunding of future lending activities. All proceeds from new funding are initially invested in the liquid asset portfolio and subsequently allocated to the different debt pools funding loans as necessary in accordance with operating guidelines.

The Bank strategically repurchases or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. During FY 1999 the Bank repurchased or prepaid a total of $1,045 million of its outstanding borrowings.

TABLE 11:
--------------------------------------------------------------------------------------------
                                                                      FY 1999      FY 1998
                                                                    -----------  -----------
Total Medium- and Long-term Borrowings(a) (USD million)...........   $  22,443    $  28,007
Average Maturity (years)(b).......................................         6.7          5.8
Number of Transactions............................................         186          195
Number of Currencies..............................................          12           21
--------------------------------------------------------------------------------------------

       a.  Includes one-year notes. All net proceeds on a trade date basis.

       b.  Based on first call.

USE OF DERIVATIVES

The Bank engages in a combination of interest rate and currency swaps to convert direct borrowings into the desired interest rate structure and currency composition. Interest rate and currency swaps are also used for ALM purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

In FY 1999 the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed rate funding being carried out subsequently in accordance with funding requirements.

CURRENCY AND INTEREST RATE COMPOSITION OF BORROWINGS AFTER-SWAPS

Of the borrowings outstanding after swaps at June 30, 1999, 54% was at variable rates (44% at June 30, 1998). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 1999 rising to 79% of the borrowing portfolio (66% at June 30, 1998). This reflects the borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note D.

                             RESULTS OF OPERATIONS

The Bank's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 12 shows a breakdown of income, net of funding costs.

FY 1999 VERSUS FY 1998

FY 1999 net income was $1,518 million, $275 million higher than FY 1998. This increase is primarily attributable to:

    - The $237 million gain realized upon liquidation of the held-to-maturity portfolio during the first quarter of the fiscal year.

    - The $214 million increase in loan interest income, net of funding costs, resulting from the changes in loan pricing. During the year the Bank reduced its interest waiver on existing loans, introduced a front-end fee on new loans and earned higher loan spreads on the SSALs disbursed during the year.

    - An increase of $243 million in Net Noninterest Expense, which partially offset increases in income. This increase in expense was due primarily to a decrease in Pension and Postretirement Income.

FY 1998 VERSUS FY 1997

Net income for FY 1998 was $42 million lower than FY 1997. This slight decline was primarily the result of:

    - An increase of $188 million for loan loss provisions, reflecting the significant growth in net loan disbursements and changes in the credit quality of the portfolio.

    - A decrease of $190 million in loan interest income, net of funding costs. This decrease is mainly attributable to the lower income margin on debt funded loans resulting from conversions of the multicurrency pool loans to single currency pool terms. The SCP conversions reduced the loan spread through the interaction of the change in currency composition, resulting in a higher nominal rate, with a lag in the pass-through lending rate. Effectively this raised debt costs before raising the lending rate on the affected loans, resulting in reduced loan income margins.

    - A decrease of $293 million in Net Noninterest Expense, resulting from gains attributed to the Bank's pension and other postretirement benefit accounts. This decrease in expense partially offset decreases in income.

NET INTEREST INCOME

The Bank's primary interest earning assets are its loans and liquid asset investments. TABLE 13 provides a breakdown of the gross interest income on earning assets (including other loan income). TABLE 14 provides a breakdown of gross borrowing costs.

TABLE 12:
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------
                                                            FY 1999      FY 1998      FY 1997
                                                          -----------  -----------  -----------
Loan interest income, net of funding costs
    Debt funded.........................................   $     387    $     374    $     574
    Equity funded.......................................       1,746        1,545        1,535
                                                          -----------  -----------  -----------
  Total loan interest income, net of funding costs......       2,133        1,919        2,109
Other loan charges......................................          59           22          (33)
Loan loss provision.....................................        (246)        (251)         (63)
Investment income, net of funding costs.................         291           29           41
Net noninterest expense.................................        (719)        (476)        (769)
                                                          -----------  -----------  -----------
NET INCOME..............................................   $   1,518    $   1,243    $   1,285
                                                          -----------  -----------  -----------
                                                          -----------  -----------  -----------
-----------------------------------------------------------------------------------------------

TABLE 13:
IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------------------
                                                                                                             FY 1997
                                          FY 1999                              FY 1998                ----------------------
                            -----------------------------------  -----------------------------------              INTEREST
                                           INTEREST INCOME                      INTEREST INCOME                    INCOME
                             AVERAGE   ------------------------   AVERAGE   ------------------------   AVERAGE   -----------
                             VOLUME      AMOUNT       RETURN%     VOLUME      AMOUNT       RETURN%     VOLUME      AMOUNT
                            ---------  -----------  -----------  ---------  -----------  -----------  ---------  -----------
LOANS BY PRODUCT
  Multicurrency Pool......  $  39,607   $   2,361         5.96   $  70,047   $   4,335         6.19   $  95,631   $   6,222
  Single Currency Pools...     43,687       3,199         7.32      18,136       1,250         6.89          --          --
  LIBOR-based Single
    Currency Loans........     14,970         777         5.19       8,061         448         5.56       2,625         146
  Fixed Rate Single
    Currency Loans........      7,468         468         6.27       3,330         218         6.55       1,999         132
  Nonstandard LIBOR-based
    SCLs..................      6,833         477         6.98       2,165         158         7.30          --          --
  Other Fixed Rate........      3,618         308         8.51       5,323         450         8.45       9,005         768
  Other Loan Income.......                     59                                   22                                  (33)
                            ---------  -----------         ---   ---------  -----------         ---   ---------  -----------
TOTAL LOANS...............    116,183       7,649         6.58     107,062       6,881         6.43     109,260       7,235
CASH AND INVESTMENTS......     27,955       1,680         6.01      21,895       1,233         5.63      16,627         834
                            ---------  -----------         ---   ---------  -----------         ---   ---------  -----------
  TOTAL EARNING ASSETS....  $ 144,138   $   9,329         6.47   $ 128,957   $   8,114         6.29   $ 125,887   $   8,069
                            ---------  -----------         ---   ---------  -----------         ---   ---------  -----------
                            ---------  -----------         ---   ---------  -----------         ---   ---------  -----------

----------------------------------------------------------------------------------------------------------------------------

TABLE 13:
IN MILLIONS OF U.S. DOLLAR
--------------------------

                              RETURN %
                            -------------
LOANS BY PRODUCT
  Multicurrency Pool......         6.51
  Single Currency Pools...           --
  LIBOR-based Single
    Currency Loans........         5.56
  Fixed Rate Single
    Currency Loans........         6.60
  Nonstandard LIBOR-based
    SCLs..................           --
  Other Fixed Rate........         8.53
  Other Loan Income.......
                                    ---
TOTAL LOANS...............         6.62
CASH AND INVESTMENTS......         5.02
                                    ---
  TOTAL EARNING ASSETS....         6.41
                                    ---
                                    ---
--------------------------

TABLE 14:
IN MILLIONS OF U.S. DOLLARS

------------------------------------------------------------------------------------------------------------------------------
                                            FY 1999                              FY 1998                       FY 1997
                              -----------------------------------  -----------------------------------  ----------------------
                                                                                                                    BORROWING
                                              BORROWING COST                       BORROWING COST                     COST
                                         ------------------------             ------------------------             -----------
                               AVERAGE                   COST       AVERAGE                   COST       AVERAGE
                               VOLUME      AMOUNT          %        VOLUME      AMOUNT          %        VOLUME      AMOUNT
                              ---------  -----------  -----------  ---------  -----------  -----------  ---------  -----------
BORROWING PORTFOLIO BY DEBT
  POOLS
  Multicurrency Pool........  $  29,640   $   1,514         5.11   $  54,266   $   3,092         5.70   $  71,239   $   4,245
  Single Currency Pools.....     33,832       2,507         7.41      14,252       1,012         7.10          --          --
  LIBOR-based Single
    Currency Loans..........     11,961         581         4.86       6,341         348         5.49       2,230         118
  Fixed Rate Single Currency
    Loans...................      6,143         367         5.97       2,767         169         6.11       1,699         106
  Nonstandard LIBOR-based
    SCLs....................      5,578         284         5.09       2,164         117         5.41          --          --
  Other Fixed Rate..........         --          --           --          --          --           --       7,061         427
  Other Debt Funding........     28,541       1,593         5.58      22,382       1,406         6.28      15,966       1,056
                              ---------  -----------         ---   ---------  -----------         ---   ---------  -----------
TOTAL BORROWINGS............  $ 115,695   $   6,846         5.92   $ 102,172   $   6,144         6.01   $  98,195   $   5,952
                              ---------  -----------         ---   ---------  -----------         ---   ---------  -----------
                              ---------  -----------         ---   ---------  -----------         ---   ---------  -----------
------------------------------------------------------------------------------------------------------------------------------

TABLE 14:
IN MILLIONS OF U.S. DOLLARS
----------------------------

                                 COST
                                   %
                              -----------
BORROWING PORTFOLIO BY DEBT
  POOLS
  Multicurrency Pool........        5.96
  Single Currency Pools.....          --
  LIBOR-based Single
    Currency Loans..........        5.29
  Fixed Rate Single Currency
    Loans...................        6.24
  Nonstandard LIBOR-based
    SCLs....................          --
  Other Fixed Rate..........        6.05
  Other Debt Funding........        6.61
                                     ---
TOTAL BORROWINGS............        6.06
                                     ---
                                     ---
----------------------------

FY 1999 VERSUS FY 1998

The main factor contributing to the increase in loan interest income of $768 million was the higher average balance of loans outstanding in terms of U.S. dollars. A higher volume of loans outstanding, representing $607 million of the increased income, was the result of increased net disbursements and the effect of translation into U.S. dollar terms for reporting purposes. Additionally, increases in loan pricing contributed $161 million.

Two significant factors contributed to the increase of $447 million in investment income. In FY 1999 a gain of $237 million was realized upon liquidation of the securities in the held-to-maturity portfolio. Additionally, income increased by $210 million reflecting increases in the average investment balance, offset by the effect of slightly lower market interest rates.

The cost of borrowings increased $702 million. While a falling interest rate environment reduced the cost of borrowings from 6.01% to 5.92%, total costs increased because of the higher average borrowings balance.

FY 1998 VERSUS FY 1997

The decrease in loan income of $354 million was primarily due to a falling interest rate environment in the major financial markets and the continuing maturity of high-interest, fixed rate loans. Of the decrease in loan interest income, $208 million was due to a decrease in the average interest rate of the loan portfolio and $146 million was associated with the decrease in the balance of average loans outstanding in terms of U.S. dollars.

During FY 1998 investment income increased by $399 million. Of this increase, $101 million resulted from higher returns (up from 5.0% to 5.6%) mainly due to a shift from Japanese yen and Deutsche mark investments into higher-yield U.S. dollar investments. Higher average outstanding investment balances, reflecting the modified liquidity policy, accounted for the remaining increase of $298 million.

The cost of borrowings increased by $192 million. The replacement of longer maturity fixed rate debt with variable rate debt, coupled with a falling interest rate environment, lowered the average cost of borrowings from 6.06% to 6.01%. This decrease was offset by a higher average borrowings balance.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 15.

FY 1999 VERSUS FY 1998

Overall gross administrative expenses increased only slightly. From FY 1998 to FY 1999 net noninterest expense increased by $243 million, generally returning to FY 1997 levels. Staff costs increased 15%; however, the majority of the increase in expense is attributable to the FY 1998 non-recurring reduction in expense realized as a result of the change in accounting for other postretirement benefits. See Notes to the Financial Statements-Note I for a detailed discussion of those changes.

FY 1998 VERSUS FY 1997

Net noninterest expenses declined by $293 million. This decrease is primarily attributable to the recognition of additional income from pension and other postretirement benefit plans. See the Notes to Financial Statements-Note 1.

TABLE 15:
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------
                                                            FY 1999      FY 1998      FY 1997
                                                          -----------  -----------  -----------
Gross Administrative Expenses
  Staff Costs...........................................   $     538    $     466    $     472
  Consultant Fees.......................................          97           91           71
  Operational Travel....................................          94           94           81
  Other Expenses........................................         325          293          277
                                                               -----        -----        -----
Total Gross Administrative Expenses.....................       1,054          944          901
Less:
  Reimbursements........................................          76           69           67
  Contribution to Special Programs......................         129          112          120
                                                               -----        -----        -----
Total Net Administrative Expenses.......................         849          763          714
  Contribution to Special Programs......................         129          112          120
  Pension & Postretirement Benefit Income...............        (249)        (399)         (63)
  Net Other Income......................................         (10)          --           (2)
                                                               -----        -----        -----
    Total Net Noninterest Expense.......................   $     719    $     476    $     769
                                                               -----        -----        -----
                                                               -----        -----        -----

-----------------------------------------------------------------------------------------------

                  AFFILIATED ORGANIZATIONS--IFC, IDA AND MIGA

The activities of the Bank are complemented by those of three affiliated international organizations the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which work closely with the Bank in achieving common objectives. Membership in these organizations is open only to members of the Bank. Each of these organizations is legally and financially independent from the Bank, with separate assets and liabilities, and the Bank is not liable for their respective obligations. Executive Directors of the Bank serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 1999, all of the Bank's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board. The President of the Bank is also the President of IFC, IDA and MIGA. IDA and the Bank have the same staff. While IFC and MIGA share some staff members with the Bank, each employs its own management and staff. For information on fees that IFC, IDA and MIGA pay the Bank for services and management, see the Notes to Financial Statements Note G.

IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred seventy-four countries are members of IFC. Under its Articles, the Bank is permitted to make loans to IFC without guarantee by a member, subject to the limitation that the Bank may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 1999 equaled $21,392 million. At that date, IFC's total outstanding debt was $12,706 million comprising total borrowings of $12,429 million and guarantees signed of $277 million. Of IFC's total outstanding debt, $350 million was due to the Bank, and undrawn lending commitments from the Bank to IFC were $5 million.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from the Bank. Under a statement of policy of the Bank's Board of Governors, the Bank may make grants to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in the Bank's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Grant approvals to IDA total $6,087 million to date; at August 31, 1999 $360 million remained payable to IDA. For additional information on transfers of the Bank's net income to IDA, see Financial Overview on p. 3 of this Information Statement and the Notes to Financial Statements Note F.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. The Bank may not lend to MIGA.

                           ADMINISTRATION OF THE BANK

The Bank's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of the Bank except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of the Bank and the member countries by which they were appointed or elected:

Khalid M. Al-Saad............................  Bahrain, Arab Republic of Egypt, Jordan,
                                               Kuwait, Lebanon, Libya, Maldives, Oman,
                                               Qatar, Syrian Arab Republic, United Arab
                                               Emirates, Republic of Yemen
Khalid H. Alyahya............................  Saudi Arabia
Ruth Bachmayer...............................  Austria, Belarus, Belgium, Czech Republic,
                                               Hungary, Kazakhstan, Luxembourg, Slovak
                                               Republic, Slovenia, Turkey
Andrei Bugrov................................  Russian Federation
Federico Ferrer..............................  Costa Rica, El Salvador, Guatemala, Honduras,
                                               Mexico, Nicaragua, Spain, Venezuela
Valeriano F. Garcia..........................  Argentina, Bolivia, Chile, Paraguay, Peru,
                                               Uruguay
Godfrey Gaoseb...............................  Angola, Botswana, Burundi, Eritrea, Ethiopia,
                                               The Gambia, Kenya, Lesotho, Liberia, Malawi,
                                               Mozambique, Namibia, Nigeria, Seychelles,
                                               Sierra Leone, South Africa, Sudan, Swaziland,
                                               Tanzania, Uganda, Zambia, Zimbabwe
Inaamul Haque................................  Algeria, Ghana, Islamic Republic of Iran,
                                               Iraq, Morocco, Pakistan, Tunisia
Jannes Hutagalung............................  Brunei Darussalam, Fiji, Indonesia, Lao
                                               People's Democratic Republic, Malaysia,
                                               Myanmar, Nepal, Singapore, Thailand, Tonga,
                                               Vietnam
Neil Hyden...................................  Australia, Cambodia, Kiribati, Republic of
                                               Korea, Marshall Islands, Federated States of
                                               Micronesia, Mongolia, New Zealand, Palau,
                                               Papua New Guinea, Samoa, Solomon Islands,
                                               Vanuatu.
Matthias Meyer...............................  Azerbaijan, Kyrgyz Republic, Poland,
                                               Switzerland, Tajikistan, Turkmenistan,
                                               Uzbekistan
Jean-Claude Milleron.........................  France
Satoru Miyamura..............................  Japan
Ilkka Niemi..................................  Denmark, Estonia, Finland, Iceland, Latvia,
                                               Lithuania, Norway, Sweden
Terrie O'Leary...............................  Antigua and Barbuda, The Bahamas, Barbados,
                                               Belize, Canada, Dominica, Grenada, Guyana,
                                               Ireland, Jamaica, St. Kitts and Nevis, St.
                                               Lucia, St. Vincent and the Grenadines
Franco Passacantando.........................  Albania, Greece, Italy, Malta, Portugal
Stephen Pickford.............................  United Kingdom
Jan Piercy...................................  United States
Murilo Portugal..............................  Brazil, Colombia, Dominican Republic,
                                               Ecuador, Haiti, Panama, Philippines,
                                               Suriname, Trinidad and Tobago
Helmut Schaffer..............................  Germany
B.P. Singh...................................  Bangladesh, Bhutan, India, Sri Lanka

Pieter Stek..................................  Armenia, Bosnia and Herzegovina, Bulgaria,
                                               Croatia, Cyprus, Georgia, Israel, former
                                               Yugoslav Republic of Macedonia, Moldova,
                                               Netherlands, Romania, Ukraine
Bassary Toure................................  Benin, Burkina Faso, Cameroon, Cape Verde,
                                               Central African Republic, Chad, Comoros,
                                               Democratic Republic of Congo, Republic of
                                               Congo, Cote d'Ivoire, Djibouti, Equatorial
                                               Guinea, Gabon, Guinea, Guinea-Bissau,
                                               Madagascar, Mali, Mauritania, Mauritius,
                                               Niger, Rwanda, Sao Tome and Principe,
                                               Senegal, Togo
Zhu Xian.....................................  China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of the Bank and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President....................................  James D. Wolfensohn
Managing Director............................  Jeffrey Goldstein
Managing Director............................  Sven Sandstrom
Managing Director............................  Peter Woicke
Managing Director............................  Shengman Zhang
Senior Vice President and Chief Financial
  Officer....................................  Gary L. Perlin
Senior Vice President and Chief Economist....  Joseph E. Stiglitz
Vice President and Network Head, Poverty
  Reduction and Economic Management..........  Masood Ahmed
Vice President, Financial Operations and
  Network Head, Finance, Private Sector and
  Infrastructure.............................  Manuel Conthe
Vice President, Middle East and North Africa
  Regional Office............................  Kemal Dervis
Vice President and Head, Human Development
  Network....................................  Eduardo Doryan
Vice President and Corporate Secretary.......  Cheikh Ibrahima Fall
Vice President, Latin America and the
  Caribbean Regional Office..................  David de Ferranti
Vice President and Network Head,
  Environmentally and Socially Sustainable
  Development................................  Ian Johnson
Vice President, External Affairs.............  Mats Karlsson
Vice President, Resource Mobilization and
  Cofinancing................................  Motoo Kusakabe
Vice President, Europe and Central Asia
  Regional Office............................  Johannes F. Linn
Vice President, Africa Regional Office.......  Callisto E. Madavo
Vice President and Treasurer.................  Afsaneh Mashayekhi Beschloss
Vice President and Controller................  Jules W. Muis
Vice President, South Asia Regional Office...  Mieko Nishimizu
Vice President and General Counsel...........  Andres Rigo Sureda (Acting)
Vice President, Europe, External Affairs.....  Jean Francois Rischard
Vice President, Development Policy...........  Jozef M. Ritzen

Vice President, Africa Regional Office.......  Jean-Louis Sarbib
Vice President, Special Programs.............  M. Ismail Serageldin
Vice President, East Asia and Pacific
  Regional Office............................  Jean-Michel Severino
Vice President, Infrastructure and Private
  Sector Development, and Network Head,
  Finance, Private Sector and
  Infrastructure.............................  Nemat T. Shafik
Vice President and Head, Operational Core
  Services Network...........................  Katherine Sierra
Vice President, Strategy and Resource
  Management.................................  Anil Sood
Vice President, Human Resources..............  Richard D. Stern
Chief Information Officer, Information
  Solutions Group and Head, Information
  Solutions Network..........................  Mohamed V. Muhsin
Director-General, Operations Evaluation......  Robert Picciotto

                           THE ARTICLES OF AGREEMENT

The Articles constitute the Bank's governing charter. They establish the status, privileges and immunities of the Bank, prescribe the Bank's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of the Bank, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by the Bank, the distribution of net income of the Bank to its members, the withdrawal and suspension of members, and the suspension of operations of the Bank.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and the Bank or between members of the Bank shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, the Bank may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from the Bank.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to the Bank, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

The Bank has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against the Bank in a court of competent jurisdiction in territories of any member in which the Bank has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against the Bank may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of the Bank are immune from legal process for acts performed by them in their official capacity, except when the Bank waives such immunity.

The archives of the Bank are inviolable. The assets of the Bank are immune from seizure, attachment or execution prior to delivery of final judgment against the Bank.

The Bank, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. The Bank is also immune from liability for the collection or payment of any tax or duty.

The securities issued by the Bank and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Articles, the Bank is not under any obligation to withhold or pay any tax on any interest on such securities.

            FISCAL YEAR, ANNOUNCEMENTS AND ALLOCATION OF NET INCOME

FISCAL YEAR

The Bank's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, the Bank publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of the Bank's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, the Bank has neither declared nor paid any dividend to its member countries. However, the Bank has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of the Bank, see Financial Overview on p. 3 of this Information Statement and the Notes to Financial Statements Note F.

                               GLOSSARY OF TERMS

    ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

    CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

    CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

    EQUITY CAPITAL-TO-LOANS: This ratio is the sum of the special and general reserves, cumulative translation adjustment and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of loan loss provisions.

    FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

    FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

    GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

    INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

    MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) the Bank are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of the Bank.

    NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

    OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

    REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

    RETURN ON EQUITY: This return in computed as net income divided by the average equity balance during the year.

    RISK BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

    SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

    STATUTORY LENDING LIMIT: Under the Bank's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

    SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

    TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Accountants..........................................................................          40

Balance Sheet June 30, 1999 and June 30, 1998..............................................................          41

Statement of Income for the three fiscal years ended June 30, 1999.........................................          43

Statement of Comprehensive Income for the three fiscal years ended June 30, 1999...........................          44

Statement of Changes in Retained Earnings for the three fiscal years ended June 30, 1999...................          44

Statement of Cash Flows for the three fiscal years ended June 30, 1999.....................................          45

Summary Statement of Loans June 30, 1999...................................................................          46

Statement of Subscriptions to Capital Stock and Voting Power June 30, 1999.................................          49

Notes to Financial Statements..............................................................................          53

INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO JUNE 30, 1999 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.

--------------------------------------------------------------------------------
Report of Independent Accountants
--------------------------------------------------------------------------------

                                 [LOGO]

President and Board of Governors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 1999 and 1998, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 1999, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the two fiscal years in the period ended June 30, 1999. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the International Bank for Reconstruction and Development for the fiscal year ended June 30, 1997 were audited by other auditors whose report, dated July 28, 1997, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the two fiscal years in the period ended June 30, 1999 in conformity with generally accepted accounting principles in the United States of America and International Accounting Standards.

[Deloitte Touche Tohmatsu (International Firm)]
[Washington, D.C.]

July 28, 1999

                                          ______________________________________

                                          Beijing London Mexico City Moscow New
                                          York
                                          Paris Tokyo Toronto

--------------------------------------------------------------------------------
Balance Sheet
June 30, 1999 and June 30, 1998
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                      1999       1998
                                                                                    ---------  ---------
ASSETS

DUE FROM BANKS
  Unrestricted currencies.........................................................  $      33  $      55
  Currencies subject to restrictions--Note A......................................        664        712
                                                                                    ---------  ---------
                                                                                          697        767
                                                                                    ---------  ---------

INVESTMENTS
  Trading--Notes B and E..........................................................     30,345     23,441
  Held-to-maturity--Notes B and E.................................................         --      2,673
                                                                                    ---------  ---------
                                                                                       30,345     26,114
                                                                                    ---------  ---------
ASSETS DESIGNATED FOR OTHER POSTRETIREMENT BENEFITS PLANS-- Notes B and I.........         --      1,456

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Trading--Note B.....................          6        467

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUBSCRIBED
  CAPITAL.........................................................................      1,846      1,890

AMOUNTS RECEIVABLE FROM CURRENCY SWAPS
  Investments--Trading--Notes B and E.............................................     11,420     10,579
  Borrowings--Notes D and E.......................................................     67,592     55,767
                                                                                    ---------  ---------
                                                                                       79,012     66,346
                                                                                    ---------  ---------

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF SUBSCRIBED
  CAPITAL.........................................................................        527        392

OTHER RECEIVABLES
  Amounts receivable from investment securities traded............................         88        262
  Accrued interest on investments--Held-to-maturity...............................         --         33
  Accrued income on loans.........................................................      2,100      1,963
                                                                                    ---------  ---------
                                                                                        2,188      2,258
                                                                                    ---------  ---------

LOANS OUTSTANDING (see Summary Statement of Loans, Notes C and E)
  Total loans.....................................................................    168,600    157,641
  Less undisbursed balance........................................................     51,372     51,065
                                                                                    ---------  ---------
    Loans outstanding.............................................................    117,228    106,576
  Less accumulated provision for loan losses......................................      3,560      3,240
                                                                                    ---------  ---------
    Loans outstanding net of accumulated provision................................    113,668    103,336
                                                                                    ---------  ---------

OTHER ASSETS
  Unamortized issuance costs of borrowings........................................        712        652
  Miscellaneous--Note I...........................................................      1,807      1,364
                                                                                    ---------  ---------
                                                                                        2,519      2,016
                                                                                    ---------  ---------
TOTAL ASSETS......................................................................  $ 230,808  $ 205,042
                                                                                    ---------  ---------
                                                                                    ---------  ---------

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 1999 and June 30, 1998
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                      1999       1998
                                                                                    ---------  ---------
LIABILITIES

BORROWINGS--Notes D and E
  Short-term......................................................................  $   5,328  $   6,729
  Medium- and long-term...........................................................    110,411     96,748
                                                                                    ---------  ---------
                                                                                      115,739    103,477
                                                                                    ---------  ---------

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL
  RECEIVED--Note B
  Trading.........................................................................        102        862
  Held-to-maturity................................................................         --      1,374
                                                                                    ---------  ---------
                                                                                          102      2,236
                                                                                    ---------  ---------
AMOUNTS PAYABLE FOR CURRENCY SWAPS
  Investments--Trading--Notes B and E.............................................     11,501     10,182
  Borrowings--Notes D and E.......................................................     70,484     57,867
                                                                                    ---------  ---------
                                                                                       81,985     68,049
                                                                                    ---------  ---------

AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF SUBSCRIBED
  CAPITAL.........................................................................        111          2

LIABILITIES UNDER OTHER POSTRETIREMENT BENEFITS PLANS--Note I.....................        103        717

OTHER LIABILITIES
  Amounts payable for investment securities purchased.............................        167        255
  Accrued charges on borrowings...................................................      3,012      2,519
  Payable for Board of Governors-approved transfers--Note F.......................        607        122
  Accounts payable and miscellaneous liabilities..................................        961      1,151
                                                                                    ---------  ---------
                                                                                        4,747      4,047
                                                                                    ---------  ---------
TOTAL LIABILITIES.................................................................    202,787    178,528
                                                                                    ---------  ---------

EQUITY

CAPITAL STOCK (see Statement of Subscriptions to Capital Stock and Voting Power,
  Note A)
  Authorized capital (1,581,724 shares--June 30, 1999 and June 30, 1998)
    Subscribed capital (1,560,243 shares--June 30, 1999; 1,545,457 shares--June
     30, 1998)....................................................................    188,220    186,436
    Less uncalled portion of subscriptions........................................    176,825    175,148
                                                                                    ---------  ---------
                                                                                       11,395     11,288
AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A............................       (453)      (554)
PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A..............................          7          7
RETAINED EARNINGS (see Statement of Changes in Retained Earnings, Note F).........     17,709     16,733
ACCUMULATED OTHER COMPREHENSIVE INCOME--Note K....................................       (637)      (960)
                                                                                    ---------  ---------
TOTAL EQUITY......................................................................     28,021     26,514
                                                                                    ---------  ---------
TOTAL LIABILITIES AND EQUITY......................................................  $ 230,808  $ 205,042
                                                                                    ---------  ---------
                                                                                    ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Income
For the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                 1999       1998       1997
                                                                               ---------  ---------  ---------
INCOME
  Income from loans--Note C
    Interest.................................................................  $   7,535  $   6,775  $   7,122
    Commitment charges.......................................................        114        106        113
  Income from investments--Note B
    Trading
      Interest...............................................................      1,419      1,107        718
      Net (losses) gains
        Realized.............................................................        (17)       (10)        47
        Unrealized...........................................................         15          1        (43)
    Held-to-maturity
      Interest...............................................................         47        176        103
      Realized gains.........................................................        237         --         --
  Income from securities purchased under resale agreements--Note B...........         15         59         53
  Income from assets designated for other postretirement benefits
    plans--Notes B and I.....................................................          4        107         --
  Income from Staff Retirement Plan--Note I..................................        255        182         63
  Other income...............................................................         18         10         12
                                                                               ---------  ---------  ---------
    Total income.............................................................      9,642      8,513      8,188
                                                                               ---------  ---------  ---------
EXPENSES
  Borrowing expenses--Note D
    Interest.................................................................      6,703      6,000      5,827
    Prepayment losses (gains)................................................          1         (7)        16
    Amortization of issuance and other borrowing costs.......................        142        151        109
  Interest on securities sold under repurchase agreements and payable for
    cash collateral received--Note B.........................................         36        100         44
  Administrative expenses--Notes G and H.....................................        849        763        714
  Other postretirement benefits expense--Note I..............................         10         50         --
  Provision for loan losses--Note C..........................................        246        251         63
  Other expenses.............................................................          8         10         10
                                                                               ---------  ---------  ---------
    Total expenses...........................................................      7,995      7,318      6,783
                                                                               ---------  ---------  ---------
OPERATING INCOME.............................................................      1,647      1,195      1,405
  Effect of accounting change--Note I........................................         --        160         --
  Contributions to special programs--Note G..................................       (129)      (112)      (120)
                                                                               ---------  ---------  ---------
NET INCOME...................................................................  $   1,518  $   1,243  $   1,285
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                 1999       1998       1997
                                                                               ---------  ---------  ---------
Net income...................................................................  $   1,518  $   1,243  $   1,285
Other comprehensive income--Note K
  Currency translation adjustments...........................................        323     (1,045)      (971)
                                                                               ---------  ---------  ---------
    Total other comprehensive income (loss)..................................        323     (1,045)      (971)
                                                                               ---------  ---------  ---------
Comprehensive income.........................................................  $   1,841  $     198  $     314
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                              1999       1998       1997
                                                                            ---------  ---------  ---------
Retained earnings at beginning of the fiscal year.........................  $  16,733  $  16,194  $  16,099
  Board of Governors-approved transfers to--Note F
    International Development Association.................................       (352)      (304)      (600)
    Trust Fund for Gaza and West Bank.....................................        (90)        --        (90)
    Heavily Indebted Poor Countries Debt Initiative Trust Fund............       (100)      (250)      (500)
    Multilateral Investment Guarantee Agency..............................         --       (150)        --
  Net income for the fiscal year..........................................      1,518      1,243      1,285
                                                                            ---------  ---------  ---------
Retained earnings at end of the fiscal year...............................  $  17,709  $  16,733  $  16,194
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                                    1999       1998       1997
                                                                                                  ---------  ---------  ---------
  Cash flows from lending and investing activities
    Loans
      Disbursements.............................................................................  $ (18,215) $ (19,283) $ (14,009)
      Principal repayments......................................................................      9,988     10,146     10,710
      Principal prepayments.....................................................................         94      1,372      1,311
    Investments: Held-to-maturity
      Purchases of securities and repayments of securities sold under repurchase agreements.....    (13,266)   (33,202)    (8,911)
      Maturities of securities and proceeds from securities sold under repurchase agreements....     13,426     33,184      8,895
      Proceeds from sale of held-to-maturity portfolio net of securities sold under repurchase
       agreements...............................................................................      1,389         --         --
                                                                                                  ---------  ---------  ---------
        Net cash used in lending and investing activities.......................................     (6,584)    (7,783)    (2,004)
                                                                                                  ---------  ---------  ---------
Cash flows from Board of Governors-approved transfers to
  International Development Association.........................................................         --       (298)      (599)
  Debt Reduction Facility for IDA-Only Countries................................................         --        (18)        (1)
  Trust Fund for Gaza and West Bank.............................................................        (62)       (60)       (91)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund....................................         --       (250)      (500)
  Multilateral Investment Guarantee Agency......................................................         --       (150)        --
                                                                                                  ---------  ---------  ---------
        Net cash used in Board of Governors-approved transfers..................................        (62)      (776)    (1,191)
                                                                                                  ---------  ---------  ---------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues..................................................................................     21,846     27,748     14,928
    Retirements.................................................................................    (10,034)   (13,569)   (14,137)
  Net short-term borrowings.....................................................................     (1,512)    (1,009)     3,277
  Net currency swaps--Borrowings................................................................       (340)      (300)      (266)
  Net capital stock transactions................................................................        175        217         71
                                                                                                  ---------  ---------  ---------
        Net cash provided by financing activities...............................................     10,135     13,087      3,873
                                                                                                  ---------  ---------  ---------
Cash flows from operating activities
  Net income....................................................................................      1,518      1,243      1,285
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization...............................................................        819        855        541
    Provision for loan losses...................................................................        246        251         63
    Gain on sale of held-to-maturity portfolio..................................................       (237)        --         --
    Changes in other assets and liabilities
      (Increase) decrease in accrued income on loans and held-to-maturity investments...........        (46)      (157)        68
      (Increase) decrease in miscellaneous assets...............................................       (385)         8       (153)
      Increase in net assets associated with other postretirement benefits......................         --       (739)        --
      Increase (decrease) in accrued charges on borrowings......................................        470        448        (49)
      (Decrease) increase in accounts payable and miscellaneous liabilities.....................       (131)       335         35
                                                                                                  ---------  ---------  ---------
        Net cash provided by operating activities...............................................      2,254      2,244      1,790
                                                                                                  ---------  ---------  ---------
Effect on liquid investments due to decrease in net assets associated with other postretirement
  benefits......................................................................................  $     650  $      --  $      --
Effect of exchange rate changes on unrestricted cash and liquid investments.....................        224       (207)      (320)
                                                                                                  ---------  ---------  ---------
Net increase in unrestricted cash and liquid investments........................................      6,617      6,565      2,148
Unrestricted cash and liquid investments at beginning of the fiscal year........................     23,505     16,940     14,792
                                                                                                  ---------  ---------  ---------
Unrestricted cash and liquid investments at end of the fiscal year..............................  $  30,122  $  23,505  $  16,940
                                                                                                  ---------  ---------  ---------
                                                                                                  ---------  ---------  ---------
Composition of unrestricted cash and liquid investments:
  Investments held in trading portfolio.........................................................  $  30,345  $  23,441  $  17,323
  Unrestricted currencies.......................................................................         33         55         26
  Net (payable) receivable for investment securities traded/purchased--Trading..................        (79)         7       (106)
  Net (payable) receivable from currency swaps--Investments.....................................        (81)       397       (123)
  Net payable for securities purchased/sold under resale/repurchase agreements and payable for
    cash collateral received....................................................................        (96)      (395)      (180)
                                                                                                  ---------  ---------  ---------
                                                                                                  $  30,122  $  23,505  $  16,940
                                                                                                  ---------  ---------  ---------
                                                                                                  ---------  ---------  ---------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding...........................................................................  $   2,519  $  (6,994) $  (6,429)
    Investments--Held-to-maturity...............................................................         13          2         94
    Borrowings..................................................................................      1,010     (7,239)    (4,701)
    Currency swaps--Borrowings..................................................................      1,244      1,632       (495)

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Summary Statement of Loans
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS     UNDISBURSED                PERCENTAGE
                                                                   APPROVED    BALANCE OF                  OF TOTAL
                                                         TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                                    LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-----------------------------------------------------  ---------  -----------  -----------  -----------  -------------
Algeria..............................................  $   2,144   $      --    $     537    $   1,607          1.37%
Argentina............................................     12,045         701        4,025        7,319          6.24
Armenia..............................................          9          --           --            9          0.01
Bahamas, The.........................................          5          --           --            5             *
Bangladesh...........................................         32          --           --           32          0.03
Barbados.............................................         23          --            6           17          0.01
Belarus..............................................        145          --           22          123          0.10
Belize...............................................         49          --            7           42          0.04
Bolivia..............................................         18          --           --           18          0.02
Bosnia and Herzegovina...............................        566          --           --          566          0.48
Botswana.............................................         29          --           --           29          0.02
Brazil...............................................     10,387       1,022        2,511        6,854          5.85
Bulgaria.............................................        937          74          209          654          0.56
Cameroon.............................................        307          --            1          306          0.26
Chile................................................      1,152         161           83          908          0.77
China................................................     19,014       2,024        7,199        9,791          8.35
Colombia.............................................      2,314          --          619        1,695          1.45
Congo, Democratic Republic of........................         82          --           --           82          0.07
Congo, Republic of...................................         68          --           --           68          0.06
Costa Rica...........................................        184          --           26          158          0.13
Cote d'Ivoire........................................        781          --           --          781          0.67
Croatia..............................................        680           7          353          320          0.27
Cyprus...............................................         57          --            9           48          0.04
Czech Republic.......................................        346          --            8          338          0.29
Dominica.............................................          7          --            6            1             *
Dominican Republic...................................        463          --          239          224          0.19
Ecuador..............................................      1,089          --          235          854          0.73
Egypt, Arab Republic of..............................      1,187         345           81          761          0.65
El Salvador..........................................        564          88          186          290          0.25
Estonia..............................................         99          --           19           80          0.07
Fiji.................................................         30          --            2           28          0.02
Gabon................................................         94           5           18           71          0.06
Ghana................................................         19          --           --           19          0.02
Grenada..............................................          4          --            4           --            --
Guatemala............................................        513          54          242          217          0.19
Guyana...............................................         13          --           --           13          0.01
Honduras.............................................        207          --           --          207          0.18
Hungary..............................................      1,033          --          362          671          0.57
India................................................     11,324         190        3,314        7,820          6.67
Indonesia............................................     15,657         684        3,420       11,553          9.86
Iran, Islamic Republic of............................        673          --          251          422          0.36
Iraq.................................................         41          --           --           41          0.03
Jamaica..............................................        484          --          117          367          0.31
Jordan...............................................      1,055          35          192          828          0.71
Kazakhstan...........................................      1,597         176          562          859          0.73

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS     UNDISBURSED                PERCENTAGE
                                                                   APPROVED    BALANCE OF                  OF TOTAL
                                                         TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                                    LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-----------------------------------------------------  ---------  -----------  -----------  -----------  -------------
Kenya................................................  $     118   $      --    $      --    $     118          0.10%
Korea, Republic of...................................      8,504          --          196        8,308          7.09
Latvia...............................................        280          29           67          184          0.16
Lebanon..............................................        579          --          367          212          0.18
Lesotho..............................................        104          45            4           55          0.05
Liberia..............................................        133          --           --          133          0.11
Lithuania............................................        277          20           79          178          0.15
Macedonia, former Yugoslav Republic of...............        187          28           56          103          0.09
Madagascar...........................................          1          --           --            1             *
Malawi...............................................         20          --           --           20          0.02
Malaysia.............................................      1,388          --          466          922          0.79
Mauritania...........................................          3          --           --            3             *
Mauritius............................................        127          --           25          102          0.09
Mexico...............................................     14,497         800        2,581       11,116          9.48
Moldova..............................................        246          --           55          191          0.16
Morocco..............................................      3,890          85          500        3,305          2.82
Nicaragua............................................         12          --           --           12          0.01
Nigeria..............................................      2,114          --           93        2,021          1.72
Oman.................................................          7          --           --            7          0.01
Pakistan.............................................      3,667          --          404        3,263          2.78
Panama...............................................        471          85          103          283          0.24
Papua New Guinea.....................................        288          --           43          245          0.21
Paraguay.............................................        356          --          197          159          0.14
Peru.................................................      2,983          --          614        2,369          2.02
Philippines..........................................      5,398         307        1,137        3,954          3.37
Poland...............................................      3,122         291          807        2,024          1.73
Romania..............................................      2,677         325          926        1,426          1.22
Russian Federation...................................     10,991         430        4,268        6,293          5.37
St. Kitts and Nevis..................................         13          --           12            1             *
St. Lucia............................................         13           3            5            5             *
St. Vincent and the Grenadines.......................          2          --            2            *             *
Senegal..............................................          6          --           --            6          0.01
Seychelles...........................................          4          --            1            3             *
Sierra Leone.........................................          1          --           --            1             *
Slovak Republic......................................        226          --            6          220          0.19
Slovenia.............................................        136          14            3          119          0.10
South Africa.........................................         24          --           24           --            --
Sri Lanka............................................         22          --           --           22          0.02
Sudan................................................          6          --           --            6          0.01
Swaziland............................................         31          --           22            9          0.01
Syrian Arab Republic.................................         50          --           --           50          0.04
Tanzania.............................................         18          --           --           18          0.02
Thailand.............................................      3,657          --        1,006        2,651          2.26
Trinidad and Tobago..................................        152          15           55           82          0.07
Tunisia..............................................      2,110          35          703        1,372          1.17

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS     UNDISBURSED                PERCENTAGE
                                                                   APPROVED    BALANCE OF                  OF TOTAL
                                                         TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                                    LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-----------------------------------------------------  ---------  -----------  -----------  -----------  -------------
Turkey...............................................  $   4,617   $     155    $   1,518    $   2,944          2.51%
Turkmenistan.........................................         74          --           65            9          0.01
Ukraine..............................................      2,687          17          867        1,803          1.54
Uruguay..............................................        751          --          277          474          0.40
Uzbekistan...........................................        398          25          193          180          0.15
Venezuela............................................      1,623          80          357        1,186          1.01
Yugoslavia, Federal Republic of
  (Serbia/Montenegro)(3).............................      1,107          --           --        1,107          0.94
Zambia...............................................         37          --           --           37          0.03
Zimbabwe.............................................        501          --           39          462          0.39
                                                       ---------  -----------  -----------  -----------       ------
Subtota1(5)..........................................    168,233       8,355       43,008      116,870         99.69
Caribbean Development Bank(4 ).......................         12          --            4            8          0.01
International Finance Corporation....................        355          --            5          350          0.30
                                                       ---------  -----------  -----------  -----------       ------
Total--June 30, 19995................................  $ 168,600   $   8,355    $  43,017    $ 117,228        100.00%
                                                       ---------  -----------  -----------  -----------       ------
                                                       ---------  -----------  -----------  -----------       ------
Total--June 30, 1998.................................  $ 157,641   $  11,711    $  39,354    $ 106,576
                                                       ---------  -----------  -----------  -----------
                                                       ---------  -----------  -----------  -----------

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $4,371 million ($8,930 million--June 30, 1998) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,984 million ($2,781 million--June 30, 1998) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,301 million ($1,215 million--June 30, 1998).

3.  See Notes to Financial Statements--Notes A and C.

4. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.

5.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                                                 VOTING
                                                                         SUBSCRIPTIONS                            POWER
                                                 -------------------------------------------------------------  ---------
                                                                                                     AMOUNTS
                                                            PERCENTAGE                               SUBJECT     NUMBER
                                                                OF          TOTAL       AMOUNTS        TO          OF
MEMBER                                            SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES
-----------------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------
Afghanistan....................................        300        0.02%   $    36.2    $     3.6    $    32.6         550
Albania........................................        830        0.05        100.1          3.6         96.5       1,080
Algeria........................................      9,252        0.59      1,116.1         67.1      1,049.0       9,502
Angola.........................................      2,676        0.17        322.8         17.5        305.4       2,926
Antigua and Barbuda............................        520        0.03         62.7          1.3         61.5         770
Argentina......................................     17,911        1.15      2,160.7        132.2      2,028.4      18,161
Armenia........................................      1,139        0.07        137.4          5.9        131.5       1,389
Australia......................................     24,464        1.57      2,951.2        181.8      2,769.5      24,714
Austria........................................     11,063        0.71      1,334.6         80.7      1,253.9      11,313
Azerbaijan.....................................      1,646        0.11        198.6          9.7        188.8       1,896
Bahamas, The...................................      1,071        0.07        129.2          5.4        123.8       1,321
Bahrain........................................      1,103        0.07        133.1          5.7        127.4       1,353
Bangladesh.....................................      4,854        0.31        585.6         33.9        551.6       5,104
Barbados.......................................        948        0.06        114.4          4.5        109.9       1,198
Belarus........................................      3,323        0.21        400.9         22.3        378.5       3,573
Belgium........................................     28,983        1.86      3,496.4        215.8      3,280.6      29,233
Belize.........................................        586        0.04         70.7          1.8         68.9         836
Benin..........................................        868        0.06        104.7          3.9        100.8       1,118
Bhutan.........................................        479        0.03         57.8          1.0         56.8         729
Bolivia........................................      1,785        0.11        215.3         10.8        204.5       2,035
Bosnia and Herzegovina.........................        549        0.04         66.2          5.8         60.4         799
Botswana.......................................        615        0.04         74.2          2.0         72.2         865
Brazil.........................................     33,287        2.13      4,015.6        245.5      3,770.1      33,537
Brunei Darussalam..............................      2,373        0.15        286.3         15.2        271.1       2,623
Bulgaria.......................................      5,215        0.33        629.1         36.5        592.6       5,465
Burkina Faso...................................        868        0.06        104.7          3.9        100.8       1,118
Burundi........................................        716        0.05         86.4          3.0         83.4         966
Cambodia.......................................        214        0.01         25.8          2.6         23.2         464
Cameroon.......................................      1,527        0.10        184.2          9.0        175.2       1,777
Canada.........................................     44,795        2.87      5,403.8        334.9      5,068.9      45,045
Cape Verde.....................................        508        0.03         61.3          1.2         60.1         758
Central African Republic.......................        862        0.06        104.0          3.9        100.1       1,112
Chad...........................................        862        0.06        104.0          3.9        100.1       1,112
Chile..........................................      6,931        0.44        836.1         49.6        786.6       7,181
China..........................................     44,799        2.87      5,404.3        335.0      5,069.3      45,049
Colombia.......................................      6,352        0.41        766.3         45.2        721.1       6,602
Comoros........................................        282        0.02         34.0          0.3         33.7         532
Congo, Democratic Republic of..................      2,643        0.17        318.8         25.4        293.5       2,893
Congo, Republic of.............................        927        0.06        111.8          4.3        107.5       1,177
Costa Rica.....................................        233        0.01         28.1          1.9         26.2         483
Cote d'Ivoire..................................      2,516        0.16        303.5         16.4        287.1       2,766
Croatia........................................      2,293        0.15        276.6         17.3        259.3       2,543
Cyprus.........................................      1,461        0.09        176.2          8.4        167.9       1,711
Czech Republic.................................      6,308        0.40        761.0         45.9        715.0       6,558
Denmark........................................     10,251        0.66      1,236.6         74.6      1,162.0      10,501
Djibouti.......................................        559        0.04         67.4          1.6         65.9         809
Dominica.......................................        504        0.03         60.8          1.1         59.7         754
Dominican Republic.............................      2,092        0.13        252.4         13.1        239.3       2,342
Ecuador........................................      2,771        0.18        334.3         18.2        316.1       3,021
Egypt, Arab Republic of........................      7,108        0.46        857.5         50.9        806.6       7,358



                                                 PERCENTAGE
                                                     OF
MEMBER                                              TOTAL
-----------------------------------------------  -----------
Afghanistan....................................        0.03%
Albania........................................        0.07
Algeria........................................        0.59
Angola.........................................        0.18
Antigua and Barbuda............................        0.05
Argentina......................................        1.13
Armenia........................................        0.09
Australia......................................        1.54
Austria........................................        0.70
Azerbaijan.....................................        0.12
Bahamas, The...................................        0.08
Bahrain........................................        0.08
Bangladesh.....................................        0.32
Barbados.......................................        0.07
Belarus........................................        0.22
Belgium........................................        1.82
Belize.........................................        0.05
Benin..........................................        0.07
Bhutan.........................................        0.05
Bolivia........................................        0.13
Bosnia and Herzegovina.........................        0.05
Botswana.......................................        0.05
Brazil.........................................        2.09
Brunei Darussalam..............................        0.16
Bulgaria.......................................        0.34
Burkina Faso...................................        0.07
Burundi........................................        0.06
Cambodia.......................................        0.03
Cameroon.......................................        0.11
Canada.........................................        2.81
Cape Verde.....................................        0.05
Central African Republic.......................        0.07
Chad...........................................        0.07
Chile..........................................        0.45
China..........................................        2.81
Colombia.......................................        0.41
Comoros........................................        0.03
Congo, Democratic Republic of..................        0.18
Congo, Republic of.............................        0.07
Costa Rica.....................................        0.03
Cote d'Ivoire..................................        0.17
Croatia........................................        0.16
Cyprus.........................................        0.11
Czech Republic.................................        0.41
Denmark........................................        0.65
Djibouti.......................................        0.05
Dominica.......................................        0.05
Dominican Republic.............................        0.15
Ecuador........................................        0.19
Egypt, Arab Republic of........................        0.46

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                                                 VOTING
                                                                         SUBSCRIPTIONS                            POWER
                                                 -------------------------------------------------------------  ---------
                                                                                                     AMOUNTS
                                                            PERCENTAGE                               SUBJECT     NUMBER
                                                                OF          TOTAL       AMOUNTS        TO          OF
MEMBER                                            SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES
-----------------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------
El Salvador....................................        141        0.01%   $    17.0    $     1.7    $    15.3         391
Equatorial Guinea..............................        715        0.05         86.3          2.7         83.5         965
Eritrea........................................        593        0.04         71.5          1.8         69.7         843
Estonia........................................        923        0.06        111.3          4.3        107.1       1,173
Ethiopia.......................................        978        0.06        118.0          4.7        113.3       1,228
Fiji...........................................        987        0.06        119.1          4.8        114.3       1,237
Finland........................................      8,560        0.55      1,032.6         61.9        970.8       8,810
France.........................................     69,397        4.45      8,371.7        520.4      7,851.3      69,647
Gabon..........................................        987        0.06        119.1          5.1        113.9       1,237
Gambia, The....................................        543        0.03         65.5          1.5         64.0         793
Georgia........................................      1,584        0.10        191.1          9.3        181.8       1,834
Germany........................................     72,399        4.64      8,733.9        542.9      8,190.9      72,649
Ghana..........................................      1,525        0.10        184.0         12.7        171.2       1,775
Greece.........................................      1,684        0.11        203.1         14.1        189.1       1,934
Grenada........................................        531        0.03         64.1          1.4         62.7         781
Guatemala......................................      2,001        0.13        241.4         12.4        229.0       2,251
Guinea.........................................      1,292        0.08        155.9          7.1        148.8       1,542
Guinea-Bissau..................................        540        0.03         65.1          1.4         63.7         790
Guyana.........................................      1,058        0.07        127.6          5.3        122.3       1,308
Haiti..........................................      1,067        0.07        128.7          5.4        123.3       1,317
Honduras.......................................        641        0.04         77.3          2.3         75.0         891
Hungary........................................      8,050        0.52        971.1         58.0        913.1       8,300
Iceland........................................      1,258        0.08        151.8          6.8        144.9       1,508
India..........................................     44,795        2.87      5,403.8        333.7      5,070.1      45,045
Indonesia......................................     14,981        0.96      1,807.2        110.3      1,697.0      15,231
Iran, Islamic Republic of......................     23,686        1.52      2,857.4        175.8      2,681.5      23,936
Iraq...........................................      2,808        0.18        338.7         27.1        311.6       3,058
Ireland........................................      5,271        0.34        635.9         37.1        598.8       5,521
Israel.........................................      4,750        0.30        573.0         33.2        539.8       5,000
Italy..........................................     44,795        2.87      5,403.8        334.8      5,069.0      45,045
Jamaica........................................      2,578        0.17        311.0         16.8        294.2       2,828
Japan..........................................    127,000        8.14     15,320.6        944.0     14,376.7     127,250
Jordan.........................................      1,388        0.09        167.4          7.8        159.6       1,638
Kazakhstan.....................................      2,985        0.19        360.1         19.8        340.3       3,235
Kenya..........................................      2,461        0.16        296.9         15.9        281.0       2,711
Kiribati.......................................        465        0.03         56.1          0.9         55.2         715
Korea, Republic of.............................     15,817        1.01      1,908.1        114.5      1,793.5      16,067
Kuwait.........................................     13,280        0.85      1,602.0         97.4      1,504.6      13,530
Kyrgyz Republic................................      1,107        0.07        133.5          5.7        127.9       1,357
Lao People's Democratic Republic...............        178        0.01         21.5          1.5         20.0         428
Latvia.........................................      1,384        0.09        167.0          7.8        159.2       1,634
Lebanon........................................        340        0.02         41.0          1.1         39.9         590
Lesotho........................................        663        0.04         80.0          2.3         77.6         913
Liberia........................................        463        0.03         55.9          2.6         53.3         713
Libya..........................................      7,840        0.50        945.8         57.0        888.8       8,090
Lithuania......................................      1,507        0.10        181.8          8.7        173.1       1,757
Luxembourg.....................................      1,652        0.11        199.3          9.8        189.5       1,902
Macedonia, former Yugoslav Republic of.........        427        0.03         51.5          3.2         48.3         677
Madagascar.....................................      1,422        0.09        171.5          8.1        163.5       1,672
Malawi.........................................      1,094        0.07        132.0          5.6        126.4       1,344


                                                 PERCENTAGE
                                                     OF
MEMBER                                              TOTAL
-----------------------------------------------  -----------
El Salvador....................................        0.02%
Equatorial Guinea..............................        0.06
Eritrea........................................        0.05
Estonia........................................        0.07
Ethiopia.......................................        0.08
Fiji...........................................        0.08
Finland........................................        0.55
France.........................................        4.34
Gabon..........................................        0.08
Gambia, The....................................        0.05
Georgia........................................        0.11
Germany........................................        4.53
Ghana..........................................        0.11
Greece.........................................        0.12
Grenada........................................        0.05
Guatemala......................................        0.14
Guinea.........................................        0.10
Guinea-Bissau..................................        0.05
Guyana.........................................        0.08
Haiti..........................................        0.08
Honduras.......................................        0.06
Hungary........................................        0.52
Iceland........................................        0.09
India..........................................        2.81
Indonesia......................................        0.95
Iran, Islamic Republic of......................        1.49
Iraq...........................................        0.19
Ireland........................................        0.34
Israel.........................................        0.31
Italy..........................................        2.81
Jamaica........................................        0.18
Japan..........................................        7.93
Jordan.........................................        0.10
Kazakhstan.....................................        0.20
Kenya..........................................        0.17
Kiribati.......................................        0.04
Korea, Republic of.............................        1.00
Kuwait.........................................        0.84
Kyrgyz Republic................................        0.08
Lao People's Democratic Republic...............        0.03
Latvia.........................................        0.10
Lebanon........................................        0.04
Lesotho........................................        0.06
Liberia........................................        0.04
Libya..........................................        0.50
Lithuania......................................        0.11
Luxembourg.....................................        0.12
Macedonia, former Yugoslav Republic of.........        0.04
Madagascar.....................................        0.10
Malawi.........................................        0.08

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                                                 VOTING
                                                                         SUBSCRIPTIONS                            POWER
                                                 -------------------------------------------------------------  ---------
                                                                                                     AMOUNTS
                                                            PERCENTAGE                               SUBJECT     NUMBER
                                                                OF          TOTAL       AMOUNTS        TO          OF
MEMBER                                            SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES
-----------------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------
Malaysia.......................................      8,244        0.53%   $   994.5    $    59.5    $   935.0       8,494
Maldives.......................................        469        0.03         56.6          0.9         55.7         719
Mali...........................................      1,162        0.07        140.2          6.1        134.1       1,412
Malta..........................................      1,074        0.07        129.6          5.4        124.1       1,324
Marshall Islands...............................        469        0.03         56.6          0.9         55.7         719
Mauritania.....................................        900        0.06        108.6          4.1        104.4       1,150
Mauritius......................................      1,242        0.08        149.8          6.7        143.1       1,492
Mexico.........................................     18,804        1.21      2,268.4        139.0      2,129.4      19,054
Micronesia, Federated States of................        479        0.03         57.8          1.0         56.8         729
Moldova........................................      1,368        0.09        165.0          7.6        157.4       1,618
Mongolia.......................................        466        0.03         56.2          2.3         53.9         716
Morocco........................................      4,973        0.32        599.9         34.8        565.1       5,223
Mozambique.....................................        930        0.06        112.2          4.8        107.4       1,180
Myanmar........................................      2,484        0.16        299.7         16.1        283.6       2,734
Namibia........................................      1,523        0.10        183.7          8.8        174.9       1,773
Nepal..........................................        968        0.06        116.8          4.6        112.1       1,218
Netherlands....................................     35,503        2.28      4,282.9        264.8      4,018.1      35,753
New Zealand....................................      7,236        0.46        872.9         51.9        821.0       7,486
Nicaragua......................................        608        0.04         73.3          2.1         71.3         858
Niger..........................................        852        0.05        102.8          3.8         99.0       1,102
Nigeria........................................     12,655        0.81      1,526.6         92.7      1,433.9      12,905
Norway.........................................      9,982        0.64      1,204.2         72.6      1,131.6      10,232
Oman...........................................      1,561        0.10        188.3          9.1        179.2       1,811
Pakistan.......................................      9,339        0.60      1,126.6         67.8      1,058.9       9,589
Palau, Republic of.............................         16           *          1.9          0.2          1.8         266
Panama.........................................        385        0.02         46.4          3.2         43.2         635
Papua New Guinea...............................      1,294        0.08        156.1          7.1        149.0       1,544
Paraguay.......................................      1,229        0.08        148.3          6.6        141.6       1,479
Peru...........................................      5,331        0.34        643.1         37.5        605.6       5,581
Philippines....................................      6,844        0.44        825.6         48.9        776.7       7,094
Poland.........................................     10,908        0.70      1,315.9         79.6      1,236.3      11,158
Portugal.......................................      5,460        0.35        658.7         38.5        620.2       5,710
Qatar..........................................      1,096        0.07        132.2          9.0        123.3       1,346
Romania........................................      4,011        0.26        483.9         30.5        453.4       4,261
Russian Federation.............................     44,795        2.87      5,403.8        333.9      5,070.0      45,045
Rwanda.........................................      1,046        0.07        126.2          5.2        120.9       1,296
St. Kitts and Nevis............................        275        0.02         33.2          0.3         32.9         525
St. Lucia......................................        552        0.04         66.6          1.5         65.1         802
St. Vincent and the Grenadines.................        278        0.02         33.5          0.3         33.2         528
Samoa..........................................        531        0.03         64.1          1.4         62.7         781
Sao Tome and Principe..........................        495        0.03         59.7          1.1         58.6         745
Saudi Arabia...................................     44,795        2.87      5,403.8        335.0      5,068.9      45,045
Senegal........................................      2,072        0.13        250.0         13.0        237.0       2,322
Seychelles.....................................        263        0.02         31.7          0.2         31.6         513
Sierra Leone...................................        718        0.05         86.6          3.0         83.6         968
Singapore......................................        320        0.02         38.6          3.9         34.7         570
Slovak Republic................................      3,216        0.21        388.0         23.0        365.0       3,466
Slovenia.......................................      1,261        0.08        152.1          9.5        142.6       1,511
Solomon Islands................................        513        0.03         61.9          1.2         60.7         763
Somalia........................................        552        0.04         66.6          3.3         63.3         802


                                                 PERCENTAGE
                                                     OF
MEMBER                                              TOTAL
-----------------------------------------------  -----------
Malaysia.......................................        0.53%
Maldives.......................................        0.04
Mali...........................................        0.09
Malta..........................................        0.08
Marshall Islands...............................        0.04
Mauritania.....................................        0.07
Mauritius......................................        0.09
Mexico.........................................        1.19
Micronesia, Federated States of................        0.05
Moldova........................................        0.10
Mongolia.......................................        0.04
Morocco........................................        0.33
Mozambique.....................................        0.07
Myanmar........................................        0.17
Namibia........................................        0.11
Nepal..........................................        0.08
Netherlands....................................        2.23
New Zealand....................................        0.47
Nicaragua......................................        0.05
Niger..........................................        0.07
Nigeria........................................        0.80
Norway.........................................        0.64
Oman...........................................        0.11
Pakistan.......................................        0.60
Palau, Republic of.............................        0.02
Panama.........................................        0.04
Papua New Guinea...............................        0.10
Paraguay.......................................        0.09
Peru...........................................        0.35
Philippines....................................        0.44
Poland.........................................        0.69
Portugal.......................................        0.36
Qatar..........................................        0.08
Romania........................................        0.27
Russian Federation.............................        2.81
Rwanda.........................................        0.08
St. Kitts and Nevis............................        0.03
St. Lucia......................................        0.05
St. Vincent and the Grenadines.................        0.03
Samoa..........................................        0.05
Sao Tome and Principe..........................        0.05
Saudi Arabia...................................        2.81
Senegal........................................        0.14
Seychelles.....................................        0.03
Sierra Leone...................................        0.06
Singapore......................................        0.04
Slovak Republic................................        0.22
Slovenia.......................................        0.09
Solomon Islands................................        0.05
Somalia........................................        0.05

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                                                 VOTING
                                                                         SUBSCRIPTIONS                            POWER
                                                 -------------------------------------------------------------  ---------
                                                                                                     AMOUNTS
                                                            PERCENTAGE                               SUBJECT     NUMBER
                                                                OF          TOTAL       AMOUNTS        TO          OF
MEMBER                                            SHARES       TOTAL       AMOUNTS    PAID IN(1)    CALL(1,2)     VOTES
-----------------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------
South Africa...................................     13,462        0.86%   $ 1,624.0    $    98.8    $ 1,525.2      13,712
Spain..........................................     23,686        1.52      2,857.4        175.6      2,681.7      23,936
Sri Lanka......................................      3,817        0.24        460.5         26.1        434.3       4,067
Sudan..........................................        850        0.05        102.5          7.2         95.3       1,100
Suriname.......................................        412        0.03         49.7          2.0         47.7         662
Swaziland......................................        440        0.03         53.1          2.0         51.1         690
Sweden.........................................     14,974        0.96      1,806.4        110.2      1,696.2      15,224
Switzerland....................................     26,606        1.71      3,209.6        197.2      3,012.4      26,856
Syrian Arab Republic...........................      2,202        0.14        265.6         14.0        251.7       2,452
Tajikistan.....................................      1,060        0.07        127.9          5.3        122.5       1,310
Tanzania.......................................      1,295        0.08        156.2         10.0        146.2       1,545
Thailand.......................................      6,349        0.41        765.9         45.2        720.7       6,599
Togo...........................................      1,105        0.07        133.3          5.7        127.6       1,355
Tonga..........................................        494        0.03         59.6          1.1         58.5         744
Trinidad and Tobago............................      2,664        0.17        321.4         17.6        303.7       2,914
Tunisia........................................        719        0.05         86.7          5.7         81.1         969
Turkey.........................................      7,379        0.47        890.2         52.9        837.2       7,629
Turkmenistan...................................        526        0.03         63.5          2.9         60.5         776
Uganda.........................................        617        0.04         74.4          4.4         70.1         867
Ukraine........................................     10,908        0.70      1,315.9         79.3      1,236.6      11,158
United Arab Emirates...........................      2,385        0.15        287.7         22.6        265.1       2,635
United Kingdom.................................     69,397        4.45      8,371.7        539.5      7,832.2      69,647
United States..................................    264,969       16.98     31,964.5      1,998.4     29,966.2     265,219
Uruguay........................................      2,812        0.18        339.2         18.6        320.7       3,062
Uzbekistan.....................................      2,493        0.16        300.7         16.1        284.7       2,743
Vanuatu........................................        586        0.04         70.7          1.8         68.9         836
Venezuela......................................     20,361        1.30      2,456.2        150.8      2,305.5      20,611
Vietnam........................................        968        0.06        116.8          8.1        108.7       1,218
Yemen, Republic of.............................      2,212        0.14        266.8         14.0        252.8       2,462
Zambia.........................................      2,810        0.18        339.0         20.0        319.0       3,060
Zimbabwe.......................................      3,325        0.21        401.1         22.4        378.7       3,575
                                                 ---------  -----------  -----------  -----------  -----------  ---------
Total--June 30, 1999(2)........................  1,560,243      100.00%   $ 188,220    $  11,395    $ 176,825   1,605,493
                                                 ---------  -----------  -----------  -----------  -----------  ---------
                                                 ---------  -----------  -----------  -----------  -----------  ---------
Total--June 30, 1998...........................  1,545,457      100.00%   $ 186,436    $  11,288    $ 175,148   1,590,707
                                                 ---------  -----------  -----------  -----------  -----------  ---------
                                                 ---------  -----------  -----------  -----------  -----------  ---------

                                                 PERCENTAGE
                                                     OF
MEMBER                                              TOTAL
-----------------------------------------------  -----------
South Africa...................................        0.85%
Spain..........................................        1.49
Sri Lanka......................................        0.25
Sudan..........................................        0.07
Suriname.......................................        0.04
Swaziland......................................        0.04
Sweden.........................................        0.95
Switzerland....................................        1.67
Syrian Arab Republic...........................        0.15
Tajikistan.....................................        0.08
Tanzania.......................................        0.10
Thailand.......................................        0.41
Togo...........................................        0.08
Tonga..........................................        0.05
Trinidad and Tobago............................        0.18
Tunisia........................................        0.06
Turkey.........................................        0.48
Turkmenistan...................................        0.05
Uganda.........................................        0.05
Ukraine........................................        0.69
United Arab Emirates...........................        0.16
United Kingdom.................................        4.34
United States..................................       16.52
Uruguay........................................        0.19
Uzbekistan.....................................        0.17
Vanuatu........................................        0.05
Venezuela......................................        1.28
Vietnam........................................        0.08
Yemen, Republic of.............................        0.15
Zambia.........................................        0.19
Zimbabwe.......................................        0.22
                                                 -----------
Total--June 30, 1999(2)........................      100.00%
                                                 -----------
                                                 -----------
Total--June 30, 1998...........................

------------

NOTES

1.  See Notes to Financial Statements--Note A.

2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). IBRD, IDA, IFC, and MIGA are collectively known as the World Bank Group. Each of these other organizations in the World Bank Group is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic pension income and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition,

IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income for the fiscal years 1997 and 1998. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also offers multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the

Held-to-maturity portfolio and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD takes possession of securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium-and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures and options. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

ACCOUNTING AND REPORTING DEVELOPMENTS

ADOPTION OF NEW ACCOUNTING STANDARDS. In fiscal year 1999, IBRD adopted Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) and International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC) as follows:

SFAS No. 130 "Reporting Comprehensive Income" (see Note K);

SFAS No. 131, "Disclosures about Segments of an enterprise and Related Information" and IAS 14 (revised) "Segment Reporting" (see Note J);

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and IAS 19 (revised) "Employee Benefits" (see Note I); and

IAS 1 (revised) "Presentation of Financial Statements".

Prior year amounts have been provided or reclassified as required. Adoption of these standards required new disclosures only and did not impact IBRD's results of operations or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires a company to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. This standard was effective for fiscal years beginning after June 15, 1999; however, the FASB has delayed the effective date for one year, to fiscal years beginning after June 15, 2000 by issuing SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB Statement No. 133." In addition, in December 1998, the IASC issued IAS 39 "Financial Instruments:
Recognition and Measurement". This standard also requires that all financial assets and liabilities, including derivatives, be included on the balance sheet and is effective for fiscal years beginning on or after January 1, 2001. Since these standards significantly change the accounting treatment for derivative instruments and hedging activities, IBRD is in the process of evaluating the potential impact of these standards on its financial position and results of operations.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
  MEMBERSHIP

CAPITAL STOCK: At June 30, 1999, IBRD's capital comprised 1,581,724 (1,581,724--June 30, 1998) authorized shares, of which 1,560,243
(1,545,457--June 30, 1998) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,395 million ($11,288 million--June 30, 1998) has been paid in, and the remaining $176,825 million ($175,148 million--June 30, 1998) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

RESTRICTED CURRENCIES: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $453 million ($554 million--June 30, 1998) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $87 million ($86 million--June 30, 1998) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $366 million ($468 million--June 30, 1998) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: In February 1993 IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and forwards, IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 1999 and June 30, 1998 is as follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                   OTHER
                                                EURO(A)             JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                          --------------------  --------------------  --------------------  --------------------
                                            1999       1998       1999       1998       1999       1998       1999       1998
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
TRADING:
Government and agency obligations:
  Carrying value........................      1,593      1,894      4,406      4,560      1,344      1,540         64        113
  Average balance during fiscal year....      1,569      2,113      4,618      1,958      1,618      2,564        294         84
  Net gains (losses) for the fiscal
  year..................................        (39)        (1)       (19)       (11)        13         38          *         (2)
  Average yield (%).....................       4.03       4.81       0.14       0.67       5.44       5.65       7.67       6.27
  Average maturity (years)..............       1.31       3.20       1.62       1.44       1.31       2.62       1.23       2.53
Time deposits:
  Carrying value........................      3,071      2,920      1,119      1,677     14,397      7,998      1,216      1,052
  Average balance during fiscal year....      3,046      2,502      1,772      2,841     11,439      7,717      1,363        842
  Net gains (losses) for the fiscal
  year..................................         --         --         --         --         --         --         --         --
  Average yield (%).....................       2.73       3.83       0.05       0.44       5.42       5.74       2.95       2.97
  Average maturity (years)..............       0.18       0.11       0.11       0.15       0.04       0.09       0.20       0.15
Asset-backed securities:
  Carrying value........................         --         --         --         --      3,041      1,687         --         --
  Average balance during fiscal year....         --         --         --         --      2,398        598         --         --
  Net gains (losses) for the fiscal
  year..................................         --         --         --         --         (6)         *         --         --
  Average yield (%).....................         --         --         --         --       5.39       7.08         --         --
  Average maturity (years)..............         --         --         --         --       6.21       7.91         --         --
Options, futures and forwards:
  Carrying value........................          *          *          *          *         --         --          *         --
  Average balance during fiscal year....          *          1          *          1         (*)         *          *         (5)
  Net gains (losses) for the fiscal
  year..................................         (*)        (1)         *         (3)         1        (29)         *          1
TOTAL TRADING INVESTMENTS**
  Carrying value........................      4,664      4,814      5,525      6,237     18,782     11,225      1,280      1,165
  Average balance during fiscal year....      4,615      4,616      6,390      4,800     15,456     10,879      1,657        921
  Net gains (losses) for the fiscal
    year(c).............................        (39)        (2)       (19)       (14)         8          9          *         (1)
REPURCHASE AGREEMENTS & SECURITIES
LOANS:
  Carrying value........................         --       (329)        --         --       (102)      (339)        --       (194)
  Average balance during fiscal year....        (26)      (173)        --         (2)      (272)      (391)       (12)       (89)
  Average cost (%)......................         --       3.39         --         --       4.91       5.68         --       7.34
  Average maturity (years)..............         --       0.05         --         --          *       0.02         --       0.03
RESALE AGREEMENTS:
  Carrying value........................         --        294         --         --          6         --         --        173
  Average balance during fiscal year....         39        209         --          1        265        852         11         64
  Average yield (%).....................         --       3.25         --         --       4.10         --         --       7.27
  Average maturity (years)..............         --       0.06         --         --          *         --         --       0.03
SHORT SALES:(b)
  Carrying value........................         --        (99)        --         --        (46)        --         --        (52)
  Average balance during fiscal year....         (*)        (4)        --         --         (1)        (2)        (*)        (1)
CURRENCY SWAPS RECEIVABLE:
  Carrying value........................         --         49         --        144      5,087      5,451         --         --
  Average balance during fiscal year....          3          5         10         45      5,017      5,206         26          5
  Average yield (%).....................         --       3.43         --       0.47       5.02       5.62         --         --
  Average maturity (years)..............         --       0.41         --       0.01       0.19       0.15         --         --
CURRENCY SWAPS PAYABLE:
  Carrying value........................     (2,942)    (1,998)    (1,002)    (2,302)        --       (148)      (990)      (977)
  Average balance during fiscal year....     (2,413)    (1,678)    (1,485)    (2,688)       (31)       (13)    (1,135)       246
  Average cost (%)......................       2.70       3.92       0.05       0.45         --       5.63       2.56       2.79
  Average maturity (years)..............       0.18       0.15       0.16       0.16         --       0.01       0.25       0.16

                                                  ALL
                                               CURRENCIES
                                          --------------------
                                            1999       1998
                                          ---------  ---------
TRADING:
Government and agency obligations:
  Carrying value........................      7,407      8,107
  Average balance during fiscal year....      8,099      6,719
  Net gains (losses) for the fiscal
  year..................................        (45)        24
  Average yield (%).....................       1.98       2.65
  Average maturity (years)..............       1.54       2.09
Time deposits:
  Carrying value........................     19,803     13,647
  Average balance during fiscal year....     17,620     13,902
  Net gains (losses) for the fiscal
  year..................................         --         --
  Average yield (%).....................       4.51       4.46
  Average maturity (years)..............       0.08       0.11
Asset-backed securities:
  Carrying value........................      3,041      1,687
  Average balance during fiscal year....      2,398        598
  Net gains (losses) for the fiscal
  year..................................         (6)         *
  Average yield (%).....................       5.39       7.08
  Average maturity (years)..............       6.21       7.91
Options, futures and forwards:
  Carrying value........................          *          *
  Average balance during fiscal year....          *         (3)
  Net gains (losses) for the fiscal
  year..................................          1        (32)
TOTAL TRADING INVESTMENTS**
  Carrying value........................     30,251(5)    23,441
  Average balance during fiscal year....     28,118     21,216
  Net gains (losses) for the fiscal
    year(c).............................        (50 (b)        (8)
REPURCHASE AGREEMENTS & SECURITIES
LOANS:
  Carrying value........................       (102)      (862)
  Average balance during fiscal year....       (310)      (655)
  Average cost (%)......................       4.91       5.18
  Average maturity (years)..............          *       0.03
RESALE AGREEMENTS:
  Carrying value........................          6        467
  Average balance during fiscal year....        315      1,126
  Average yield (%).....................       4.10       4.74
  Average maturity (years)..............          *       0.05
SHORT SALES:(b)
  Carrying value........................        (46)      (151)
  Average balance during fiscal year....         (1)        (7)
CURRENCY SWAPS RECEIVABLE:
  Carrying value........................      5,087      5,644
  Average balance during fiscal year....      5,056      5,261
  Average yield (%).....................       5.02       5.47
  Average maturity (years)..............       0.19       0.15
CURRENCY SWAPS PAYABLE:
  Carrying value........................     (4,934)    (5,425)
  Average balance during fiscal year....     (5,064)    (4,133)
  Average cost (%)......................       2.14       2.28
  Average maturity (years)..............       0.19       0.15

--------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                   OTHER
                                                EURO(A)             JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                          --------------------  --------------------  --------------------  --------------------
                                            1999       1998       1999       1998       1999       1998       1999       1998
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(e)
  Carrying value........................         --         --        245         --      6,088      4,935         --         --
  Average balance during fiscal year....         --         --         38         --      5,863      2,922         --         --
  Net gains (losses) for the fiscal
  year(c)...............................         --         --         (2)        --          5          2         --         --
  Average yield (%).....................         --         --       0.48         --       5.12       5.75         --         --
  Average maturity (years)..............         --         --       1.68         --       1.53       2.16         --         --
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(e)
  Carrying value........................     (1,593)    (1,806)    (4,651)    (2,888)      (238)        --        (67)       (47)
  Average balance during fiscal year....     (1,590)    (1,338)    (4,234)    (1,612)      (112)        --       (283)       (27)
  Net gains (losses) for the fiscal
  year(c)...............................         39         (5)        22         10          *         --         (*)        (*)
  Average cost (%)......................       4.03       5.12       0.19       0.67       5.07         --       7.67       7.56
  Average maturity (years)..............       1.33       2.11       1.63       2.20       1.64         --       1.23       1.69
NET INTEREST RATE SWAPS:(e)
  Carrying value........................         --         --         --         --        (18)       (16)        --         --
  Average balance during fiscal year....         --         --         --         --        (47)        (2)        --         --
  Net gains (losses) for the fiscal
  year(c)...............................         --         --         --         --        (18)        (8)        --         --
  Average cost (%)......................         --         --         --         --      (0.09)      0.04         --         --
  Average maturity (years)..............         --         --         --         --       1.66       2.18         --         --

                                                  ALL
                                               CURRENCIES
                                          --------------------
                                            1999       1998
                                          ---------  ---------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(e)
  Carrying value........................      6,333      4,935
  Average balance during fiscal year....      5,901      2,922
  Net gains (losses) for the fiscal
  year(c)...............................          3          2
  Average yield (%).....................       4.94       5.75
  Average maturity (years)..............       1.54       2.16
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(e)
  Carrying value........................     (6,549)    (4,741)
  Average balance during fiscal year....     (6,219)    (2,977)
  Net gains (losses) for the fiscal
  year(c)...............................         61          5
  Average cost (%)......................       1.37       2.41
  Average maturity (years)..............       1.55       2.16
NET INTEREST RATE SWAPS:(e)
  Carrying value........................        (18)       (16)
  Average balance during fiscal year....        (47)        (2)
  Net gains (losses) for the fiscal
  year(c)...............................        (18)        (8)
  Average cost (%)......................      (0.09)      0.04
  Average maturity (years)..............       1.66       2.18

--------------------------------------------------------------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered sub-units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

b. Amount does not include $94 million of assets transferred from Assets Designated for Other Postretirement Benefits Plans to trading investments or $2 million of net gains on these investments.

c. Included in Net gains (losses) on the Trading portfolio in the income statement.

d. Included in Amounts Payable for Investment Securities Purchased on the balance sheet.

e.  Included in Currency SwapsTrading on the balance sheet.

*   Less than $0.5 million, 0.005 percent, or 0.05 years.

**  May differ from the sum of individual figures due to rounding.

HELD-TO-MATURITY PORTFOLIO: In 1994 IBRD purchased long-term sterling-denominated UK government securities for the purpose of matching the duration of several sterling-denominated long-term liabilities. IBRD intended to hold these securities until maturity and use their proceeds to liquidate the sterling liabilities as they became due.

During the first quarter of fiscal year 1999, IBRD decided to take advantage of unusually favorable market conditions by executing swap agreements that effectively transformed the sterling liabilities into floating rate obligations. At the same time, the sterling UK government securities in the held-to-maturity portfolio were liquidated and the proceeds reinvested in floating rate securities.

At the time of their liquidation, the sterling UK government securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million, respectively. This resulted in a realized gain of $237 million upon liquidation.

The carrying and fair values of investment securities in the Held-to-maturity portfolio at June 30, 1998 were as follows:
--------------------------------------------------------------------------------

IN MILLIONS
--------------------------------------------------------------------------------------------------------------
                                                                        1998
                                       -----------------------------------------------------------------------
                                                          AVERAGE        GROSS          GROSS
                                                           YIELD      UNREALIZED     UNREALIZED
                                       CARRYING VALUE       (%)          GAINS         LOSSES      FAIR VALUE
                                       ---------------  -----------  -------------  -------------  -----------
Government and agency obligations....     $   1,138           8.74     $     175      $      --     $   1,313
Time deposits........................         1,535           7.52            --             --         1,535
                                             ------            ---         -----            ---    -----------
Subtotal.............................         2,673           8.04           175             --         2,848
Repurchase Agreements................        (1,374)          7.39             *             --        (1,374)
                                             ------            ---         -----            ---    -----------
Total................................     $   1,299           8.73     $     175      $      --     $   1,474
                                             ------            ---         -----            ---    -----------
                                             ------            ---         -----            ---    -----------

                                      ______________________________________

    *   Less than $0.5 million.

At June 30, 1998, the Held-to-maturity portfolio comprised investments in pounds sterling only.

The expected maturities of investment securities in the Held-to-maturity portfolio at June 30, 1998 are summarized below:

IN MILLIONS
--------------------------------------------------------------------------------------------------------
                                                                                  1998(A)
                                                                   -------------------------------------
                                                                                                NET
                                                                    CARRYING      FAIR      UNREALIZED
                                                                      VALUE       VALUE        GAINS
                                                                   -----------  ---------  -------------
July 1, 1998 through June 30, 1999...............................   $     330   $     331    $       1
July 1, 1999 through June 30, 2003...............................          90          99            9
July 1, 2003 through June 30, 2008...............................         742         870          128
Thereafter.......................................................         137         174           37
                                                                   -----------  ---------        -----
Total............................................................   $   1,299   $   1,474    $     175
                                                                   -----------  ---------        -----
                                                                   -----------  ---------        -----

                                      ______________________________________

    a.  Includes repurchase agreements.

ASSETS DESIGNATED FOR OTHER POSTRETIREMENT BENEFITS PLANS: At June 30, 1998, the balance sheet included $1,456 million in assets related to the Retired Staff Benefits Plan (RSBP). During the first quarter of fiscal year 1999, the plan was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets as prescribed in SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions" (see Note I). Accordingly, the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet and as a result, the assets on the balance sheet that were designated for other postretirement benefits were reduced by $806 million. The $650 million of assets that remained on the balance sheet were then incorporated into Trading investments. During the second quarter of fiscal year 1999, IBRD paid a combined total of $132 million to IDA, IFC, and MIGA which represented their shares of the remaining net assets previously designated to satisfy postretirement benefits. The following are the asset values at June 30, 1998:

IN MILLIONS
---------------------------------------------------------------------------------------------------------
                                                                                 1998
                                                              -------------------------------------------
                                                                            AVERAGE BALANCE
                                                               CARRYING      DURING FISCAL        NET
                                                                 VALUE           YEAR            GAINS
                                                              -----------  -----------------     -----
Equity Securities
  U.S.......................................................   $     474       $     415       $      77
  Non-U.S...................................................         587             550              36
Other Securities............................................         395             378              21
                                                              -----------         ------           -----
Total.......................................................   $   1,456       $   1,343       $     134
                                                              -----------         ------           -----
                                                              -----------         ------           -----

                                      ______________________________________

NOTE C--LOANS, COFINANCING AND GUARANTEES

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a lending spread(b), resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

SINGLE CURRENCY POOL LOANS

In fiscal year 1997 IBRD offered its borrowers the opportunity to convert their existing multicurrency pool loans to single currency pool loans. These loans were available in four currencies (U.S. dollar, Japanese yen, Deutsche mark, or Swiss franc). All adjustable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's adjustable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus a spread of 50 basis points. Any fixed rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

SINGLE CURRENCY LOANS

FIXED RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the semi-annual rate-fixing date for loan amounts disbursed during the preceding six-month period, plus a total spread consisting of (a) IBRD's funding cost margin for these loans in the loan currency, (b) a market risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a lending spread.

LIBOR-BASED LOANS: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of
(a) IBRD's average funding cost margin for these loans and (b) IBRD's lending spread.

---------

b. Until July 31, 1998, the lending spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread charged by IBRD to its borrowes was increased by 25 basis points to 75 basis points for loans where the invitation to negotiate was issued on or after July 31, 1998. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

During fiscal year 1999 IBRD approved and disbursed a structural adjustment loan for $2,000 million with non-standard terms. This loan carries a 6-month LIBOR interest rate plus a fixed spread of 75 basis points and a front-end fee, and is not eligible for waivers of interest or commitment charges.

During fiscal year 1998 IBRD also approved and disbursed two LIBOR-based single currency loans with non-standard terms. The first, an economic reconstruction loan in an amount of $3,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 100 basis points. The second, a structural adjustment loan in an amount of $2,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 75 basis points. Both loans have front-end fees. Neither loan is eligible for waivers of interest or commitment charges.

During the second quarter of fiscal year 1999, IBRD established a new lending instrument, the Special Structural Adjustment Loan (SSAL), in order to respond to the needs of borrowers experiencing significant economic difficulties from recent financial market crises throughout the world. SSAL terms include a six-month U.S. dollar LIBOR equivalent interest rate plus a minimum fixed spread, currently set at 400 basis points, but which may vary over time for new loans depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a maturity of five years with a three-year grace period, a front-end fee of one percent of the principal amount payable on effectiveness, and are not eligible for waivers of interest or commitment charges.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ended June 30, 1999, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers was in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis points lending spread, the interest waiver was 25 basis points. A waiver of 25 basis points was in effect for the fiscal years ended June 30, 1998 and June 30, 1997. For the fiscal year ended June 30, 1999, the combined effect of these waivers was to reduce Net Income by $102 million ($241 million--June 30, 1998, $259 million-- June 30, 1997).

A one-year commitment charge waiver of 50 basis points was in effect on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1999. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 1998 and June 30, 1997. For the fiscal year ended June 30, 1999, the effect of the commitment charge waiver was to reduce Net Income by $229 million ($211 million--June 30, 1998, $226 million--June 30, 1997).

A summary of IBRD's outstanding loans by currency and product at June 30, 1999 and June 30, 1998 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  1999
                                        -----------------------------------------------------------------------------------------
                                                 WEIGHTED            WEIGHTED            WEIGHTED                        WEIGHTED
                                                 AVERAGE             AVERAGE             AVERAGE    AVERAGE              AVERAGE
                                                   RATE                RATE                RATE     MATURITY               RATE
CURRENCY/RATE TYPE                      AMOUNT    (%)(C)    AMOUNT    (%)(C)    AMOUNT    (%)(C)    (YEARS)     AMOUNT    (%)(C)
--------------------------------------  -------  --------   -------  --------   -------  --------   --------   --------  --------
                                            MULTICURRENCY)    SINGLE)CURRENCY
                                                  LOANS(A             POOLS(B
                                               ----                  ---                  SINGLE CURRENCY LOANS          TOTAL LOANS
                                                                                ----------------------------   ------------------
Euro(d)
  Fixed                                 $  786     8.81     $   18    10.83     $  360     5.30       5.63     $  1,164    7.76
  Adjustable                            11,815     6.04      5,067     6.45        719     2.92       6.60       17,601    6.03
Japanese yen
  Fixed                                    661     8.85         --       --         --       --         --          661    8.85
  Adjustable                            11,756     6.04         74     5.42        132     0.33       8.62       11,962    5.97
Swiss francs
  Fixed                                    362     7.98         --       --         --       --         --          362    7.98
  Adjustable                               914     6.05         --       --          3     1.27       4.61          917    6.03
U.S. dollars
  Fixed                                    774     8.46        149    10.54      8,759     6.45       5.85        9,682    6.67
  Adjustable                            11,949     6.06     35,385     7.97     26,727     5.70       7.26       74,061    6.84
Others
  Fixed                                     28     9.84         --       --         --       --         --           28    9.84
  Adjustable                               790     6.04         --       --         --       --         --          790    6.04
                                        -------     ---     -------  --------   -------     ---        ---     --------     ---
Loans outstanding
  Fixed                                  2,611     8.61        167    10.58      9,119     6.41       5.84       11,897    6.95
  Adjustable                            37,224     6.05     40,526     7.78     27,581     5.60       7.24      105,331    6.60
                                        -------     ---     -------  --------   -------     ---        ---     --------     ---
Total                                   $39,835    6.21     $40,693    7.79     $36,700    5.80       6.90      117,228    6.63
                                        -------     ---     -------  --------   -------     ---        ---                  ---
                                        -------     ---     -------  --------   -------     ---        ---                  ---
Less accumulated provision for loan losses                                                                        3,560
                                                                                                               --------
Loans outstanding net of accumulated provision                                                                 $113,668
                                                                                                               --------
                                                                                                               --------
---------------------------------------------------------------------------------------------------------------------------------

a. See footnote a. in table of outstanding loans at June 30, 1998 on following page.

b. See footnote b. in table of outstanding loans at June 30, 1998 on following page.

c. See footnote c. in table of outstanding loans at June 30, 1998 on following page.

d. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered sub-units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------------------------
                                                                            1998
                            ----------------------------------------------------------------------------------------------------
                                          WEIGHTED                  WEIGHTED                  WEIGHTED      AVERAGE
                                           AVERAGE                   AVERAGE                   AVERAGE     MATURITY
CURRENCY/RATE TYPE          AMOUNT       RATE (%)(C)    AMOUNT     RATE (%)(C)    AMOUNT     RATE (%)(C)    (YEARS)     AMOUNT
--------------------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  ---------
                               MULTICURRENCY)LOANS(A   SINGLE CURRENCY)POOLS(B
                                                                                                                         TOTAL
                                      -----                        -----                      SINGLE CURRENCY LOANS            LOANS
                                                                                -------------------------------------  ---------
Euro(d)
  Fixed                      $   1,322         8.76    $      13        11.42    $     195         6.09         6.07   $   1,530
  Adjustable                    19,724         6.36        1,792         7.04          422         3.87         8.08      21,938
Japanese yen
  Fixed                            910         8.85           --           --           --           --           --         910
  Adjustable                    15,802         6.36           --           --           61         0.86         6.94      15,863
Swiss francs
  Fixed                            586         7.96           --           --           --           --           --         586
  Adjustable                     1,450         6.36           --           --           --           --           --       1,450
U.S. dollars
  Fixed                          1,068         8.56          228         9.93        4,374         6.82         6.06       5,670
  Adjustable                    18,510         6.37       23,625         8.37       15,649         6.10         8.24      57,784
Others
  Fixed                             27         9.64           --           --           --           --           --          27
  Adjustable                       818         6.36           --           --           --           --           --         818
                            -----------         ---   -----------       -----   -----------         ---          ---   ---------
Loans outstanding
  Fixed                          3,913         8.61          241        10.01        4,569         6.79         6.06       8,723
  Adjustable                    56,304         6.36       25,417         8.28       16,132         6.03         8.23      97,853
                            -----------         ---   -----------       -----   -----------         ---          ---   ---------
Total                        $  60,217         6.51    $  25,658         8.29    $  20,701         6.20         7.75     106,576
                            -----------         ---   -----------       -----   -----------         ---          ---
                            -----------         ---   -----------       -----   -----------         ---          ---
Less accumulated provision for loan losses                                                                                 3,240
                                                                                                                       ---------
Loans outstanding net of accumulated provision                                                                         $ 103,336
                                                                                                                       ---------
                                                                                                                       ---------
--------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLAR
--------------------------

                             WEIGHTED
                              AVERAGE
CURRENCY/RATE TYPE          RATE (%)(C)
--------------------------  -----------

Euro(d)
  Fixed                           8.44
  Adjustable                      6.37
Japanese yen
  Fixed                           8.85
  Adjustable                      6.34
Swiss francs
  Fixed                           7.96
  Adjustable                      6.36
U.S. dollars
  Fixed                           7.27
  Adjustable                      7.11
Others
  Fixed                           9.64
  Adjustable                      6.36
                                   ---
Loans outstanding
  Fixed                           7.70
  Adjustable                      6.80
                                   ---
Total                             6.88
                                   ---
                                   ---
Less accumulated provision

Loans outstanding net of a

--------------------------

a. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio was changed in January 1999 as a result of the introduction of the euro. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

b. AVERAGE MATURITY--SINGLE CURRENCY POOLS. Each single currency pool reflected the composition of the multicurrency pool at inception, but at June 30, 1999 all of the Single Currency Pools had reached a level of at least 90% in the designated currency. The currency composition of these single currency pools is affected by IBRD's management of the selection of repayment currencies to the extent non-designated currencies remaining in these pools are selected for repayment. This varying selection of currencies for repayment precludes the determination of average maturity information for the single currency pools loans by individual currencies. Accordingly, IBRD only discloses the maturity periods for its single currency pool loans on a combined U.S. dollar equivalent basis.

c.  Excludes effects of any waivers of loan interest.

d. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered sub-units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

The maturity structure of IBRD's loans at June 30, 1999 and June 30, 1998 is as follows:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 1999
                                   ------------------------------------------------------------------------------------------------
                                    MULTICURRENCY LOANS     SINGLE CURRENCY POOLS    SINGLE CURRENCY LOANS
                                                                                                                   ALL LOANS
                         RATE      ----------------------  ------------------------  ----------------------  ----------------------
PERIOD                   TYPE:       FIXED    ADJUSTABLE      FIXED     ADJUSTABLE     FIXED    ADJUSTABLE     FIXED    ADJUSTABLE
--------------------      ---      ---------  -----------     -----     -----------  ---------  -----------  ---------  -----------
July 1, 1999 through
  June 30, 2000.....               $   1,452   $   4,283    $      97    $   4,823   $     178   $     395   $   1,727   $   9,501
July 1, 2000 through
  June 30, 2004.....                   1,041      15,072           70       17,496       3,660       8,543       4,771      41,111
July 1, 2004 through
  June 30, 2009.....                     117      13,546           --       14,307       4,623      12,495       4,740      40,348
Thereafter..........                       1       4,323           --        3,900         658       6,148         659      14,371
                                   ---------  -----------       -----   -----------  ---------  -----------  ---------  -----------
Loans outstanding...               $   2,611   $  37,224    $     167    $  40,526   $   9,119   $  27,581   $  11,897   $ 105,331
                                   ---------  -----------       -----   -----------  ---------  -----------  ---------  -----------
                                   ---------  -----------       -----   -----------  ---------  -----------  ---------  -----------
-----------------------------------------------------------------------------------------------------------------------------------


IN MILLIONS

PERIOD                  TOTAL
--------------------  ---------
July 1, 1999 through
  June 30, 2000.....  $  11,228
July 1, 2000 through
  June 30, 2004.....     45,882
July 1, 2004 through
  June 30, 2009.....     45,088
Thereafter..........     15,030
                      ---------
Loans outstanding...  $ 117,228
                      ---------
                      ---------
--------------------

IN MILLIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  1998
                                    ------------------------------------------------------------------------------------------------
                                     MULTICURRENCY LOANS     SINGLE CURRENCY POOLS    SINGLE CURRENCY LOANS
                                                                                                                    ALL LOANS
                          RATE      ----------------------  ------------------------  ----------------------  ----------------------
PERIOD                    TYPE:       FIXED    ADJUSTABLE      FIXED     ADJUSTABLE     FIXED    ADJUSTABLE     FIXED    ADJUSTABLE
---------------------      ---      ---------  -----------     -----     -----------  ---------  -----------  ---------  -----------
July 1, 1998 through
  June 30, 1999......               $   1,854   $   6,090    $     149    $   2,547   $      42   $     133   $   2,045   $   8,770
July 1, 1999 through
  June 30, 2003......                   1,876      22,298           92       10,108       1,721       2,577       3,689      34,983
July 1, 2003 through
  June 30, 2008......                     180      20,421           --        9,280       2,518       9,182       2,698      38,883
Thereafter...........                       3       7,495           --        3,482         288       4,240         291      15,217
                                    ---------  -----------       -----   -----------  ---------  -----------  ---------  -----------
Loans outstanding....               $   3,913   $  56,304    $     241    $  25,417   $   4,569   $  16,132   $   8,723   $  97,853
                                    ---------  -----------       -----   -----------  ---------  -----------  ---------  -----------
                                    ---------  -----------       -----   -----------  ---------  -----------  ---------  -----------
------------------------------------------------------------------------------------------------------------------------------------


IN MILLIONS

PERIOD                   TOTAL
---------------------  ---------
July 1, 1998 through
  June 30, 1999......  $  10,815
July 1, 1999 through
  June 30, 2003......     38,672
July 1, 2003 through
  June 30, 2008......     41,581
Thereafter...........     15,508
                       ---------
Loans outstanding....  $ 106,576
                       ---------
                       ---------
---------------------

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

MULTICURRENCY LOANS AND SINGLE CURRENCY POOLS: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at June 30, 1999 plus a 50 basis point lending spread. The estimated value of adjustable rate multicurrency loans and single currency pools is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

SINGLE CURRENCY LOANS: The estimated value of single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at June 30, 1999.

The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at June 30, 1999 and June 30, 1998:

IN MILLIONS
--------------------------------------------------------------------------------------------------
                                                             1999                    1998
                                                    ----------------------  ----------------------
                                                    CARRYING    ESTIMATED   CARRYING    ESTIMATED
                                                      VALUE       VALUE       VALUE       VALUE
                                                    ---------  -----------  ---------  -----------
  Multicurrency loans
                          Fixed...................  $   2,611   $   2,763   $   3,913   $   4,286
                          Adjustable..............     37,224      39,940      56,304      60,915
  Single currency pools
                          Fixed...................        167         174         241         261
                          Adjustable..............     40,526      43,646      25,417      27,861
  Single currency loans
                          Fixed...................      9,119       8,873       4,569       4,746
                          Adjustable(a)...........     27,581      27,547      16,132      16,530
                                                    ---------  -----------  ---------  -----------
  Total loans
                          Fixed...................     11,897      11,810       8,723       9,293
                          Adjustable..............    105,331     111,133      97,853     105,306
                                                    ---------  -----------  ---------  -----------
                                                      117,228     122,943     106,576     114,599
  Less accumulated provision for loan losses......      3,560       3,560       3,240       3,240
                                                    ---------  -----------  ---------  -----------
  Loans outstanding net of accumulated
    provision.....................................  $ 113,668   $ 119,383   $ 103,336   $ 111,359
                                                    ---------  -----------  ---------  -----------
                                                    ---------  -----------  ---------  -----------
--------------------------------------------------------------------------------------------------

       a. Amount includes carrying value of $9,035 million ($5,000 million--June 30, 1998) and estimated value of $9,024 million ($5,000 million--June 30, 1998) for non-standard SCLs.

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,973 million at June 30, 1999 ($2,047 million--June 30, 1998) were not included in reported loan balances. At June 30, 1999, $466 million of these guarantees were subject to call ($371 million--June 30, 1998).

OVERDUE AMOUNTS

At June 30, 1999, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

At June 30, 1999, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,053 million ($2,044 million--June 30, 1998), of which $1,249 million ($1,142 million--June 30, 1998) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,011 million ($948 million--June 30,

1998). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 1999 would have been higher by $55 million ($84 million--June 30, 1998, $146 million--June 30, 1997).

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-------------------------------------------------------------------------------------------------
                                                                        1999
                                                   ----------------------------------------------
                                                     PRINCIPAL     PRINCIPAL AND     NONACCRUAL
  BORROWER                                          OUTSTANDING   CHARGES OVERDUE      SINCE
-------------------------------------------------  -------------  ---------------  --------------
WITH OVERDUES

  Congo, Democratic Republic of..................    $      82       $     100     November 1993

  Congo, Republic of.............................           68              39     November 1997

  Iraq...........................................           41              69     December 1990

  Liberia........................................          133             276     June 1987

  Sudan..........................................            6               6     January 1994

  Syrian Arab Republic...........................           50             180(a)  February 1987

  Yugoslavia, Federal Republic of (Serbia/
    Montenegro)..................................        1,107           1,590     September 1992
                                                        ------          ------

  Total..........................................        1,487           2,260

WITHOUT OVERDUES

  Bosnia and Herzegovina.........................          566              --     September 1992
                                                        ------          ------

TOTAL............................................    $   2,053       $   2,260
                                                        ------          ------
                                                        ------          ------
-------------------------------------------------------------------------------------------------

    a.  Represents interest and charges overdue.

During fiscal year 1998 the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 1999 was $2,084 million ($2,138 million--June 30, 1998, $2,430 million--June 30, 1997).

During the fiscal year ended June 30, 1999, no loans came out of non-accrual status. During the fiscal year ended June 30, 1998, Sierra Leone paid off all its arrears and, as a result, its loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,560 million ($3,240 million--June 30, 1998), $700 million is attributable to the nonaccruing loan portfolio at June 30, 1999 ($1,000 million--June 30, 1998).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997 are summarized below:

IN MILLIONS
----------------------------------------------------------------------------------------------
                                                                 1999       1998       1997
                                                               ---------  ---------  ---------
Balance, beginning of the fiscal year........................  $   3,240  $   3,210  $   3,340
Provision for loan losses....................................        246        251         63
Translation adjustment.......................................         74       (221)      (193)
                                                               ---------  ---------  ---------
Balance, end of the fiscal year..............................  $   3,560  $   3,240  $   3,210
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
----------------------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 1999, IDA had approved credits of $1,623 million ($1,590 million--June 30, 1998) under this program from inception, of which $1,604 million ($1,531 million--June 30, 1998) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty. Swaps include currency swaps, interest rate swaps, forward interest rate swaps, and swaptions.

A summary of IBRD's borrowings portfolio at June 30, 1999 and June 30, 1998 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1999

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               INTEREST
                                                                                                                 RATE
                                                                                   CURRENCY SWAP                 SWAP
                                           DIRECT BORROWINGS                       AGREEMENTS(A)              AGREEMENTS
                                  -----------------------------------  -------------------------------------  -----------
                                                WGTD.                                  WGTD.                   NOTIONAL
                                                AVG.        AVERAGE      AMOUNT        AVG.        AVERAGE      AMOUNT
CURRENCY/                                       COST       MATURITY      PAYABLE       COST       MATURITY      PAYABLE
RATE TYPE                          AMOUNT        (%)        (YEARS)    (RECEIVABLE)     (%)        (YEARS)    (RECEIVABLE)
--------------------------------  ---------     -----     -----------  -----------     -----     -----------  -----------
Euro(c)
  Fixed.........................  $  19,054        6.85         5.39    $   3,550         7.70         1.80    $   3,445
                                                                          (15,106)        6.91         5.47       (2,838)
  Adjustable....................      6,840        7.00         9.89        7,172         2.87         2.58        2,867
                                                                           (7,720)        6.36         9.11       (3,463)
Japanese yen
  Fixed.........................     15,119        4.97         4.16           63         5.15         2.43        2,811
                                                                           (8,894)        5.14         4.03       (2,792)
  Adjustable....................      1,969        3.42         8.09        2,780        (0.11)        1.31        2,792
                                                                           (1,629)        0.97         9.90       (2,811)
U. S. dollars
  Fixed.........................     42,239        6.45         5.61       16,431         9.15         3.60       10,149
                                                                           (1,802)        6.97         1.50      (32,292)
  Adjustable....................      1,430        4.99         6.08       37,298         4.94         6.65       32,977
                                                                           (7,062)        4.91         1.60      (10,862)
Others
  Fixed.........................     23,283        7.50         5.06        1,641         5.66         1.49          416
                                                                          (24,078)        7.38         4.50         (159)
  Adjustable....................        355        6.51         1.42          417         0.01         2.23          159
                                                                             (450)        7.07         3.44         (416)
                                  ---------         ---          ---   -----------                            -----------
Total
  Fixed.........................     99,695        6.55         5.22       21,685                                 16,821
                                                                          (49,880)                               (38,081)
  Adjustable....................     10,594        6.05         8.76       47,667                                 38,795
                                                                          (16,861)                               (17,552)
                                  ---------         ---          ---   -----------                            -----------
Principal at face value.........    110,289        6.50         5.56        2,611                                    (17)
Net unamortized premium.........        122                                   167                                    157
                                  ---------         ---          ---   -----------                            -----------
Total...........................  $ 110,411        6.50         5.56    $   2,778                              $     140
                                  ---------         ---          ---   -----------                            -----------
                                  ---------         ---          ---   -----------                            -----------
-------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI
--------------------------------

                                                                    NET CURRENCY OBLIGATIONS
                                                            -----------------------------------------
                                     WGTD.                                  WGTD.
                                     AVG.        AVERAGE      AMOUNT        AVG.          AVERAGE
CURRENCY/                            COST       MATURITY      PAYABLE       COST        MATURITY(B)
RATE TYPE                             (%)        (YEARS)    (RECEIVABLE)     (%)          (YEARS)
--------------------------------     -----     -----------  -----------     -----     ---------------
Euro(c)
  Fixed.........................        7.20         3.23    $  26,049         7.01           4.62
                                        5.56         2.95      (17,944)        6.70           5.07
  Adjustable....................        2.66         2.90       16,879         4.51           5.60
                                        3.06         3.22      (11,183)        5.34           7.29
Japanese yen
  Fixed.........................        1.01         1.88       17,993         4.35           3.80
                                        2.72         5.34      (11,686)        4.56           4.34
  Adjustable....................        0.14         5.34        7,541         0.90           4.57
                                        0.15         1.88       (4,440)        0.45           4.82
U. S. dollars
  Fixed.........................        6.18         7.88       68,819         7.05           5.46
                                        5.84         5.08      (34,094)        5.90           4.89
  Adjustable....................        4.94         5.20       71,705         4.94           5.97
                                        5.18         8.07      (17,924)        5.07           5.52
Others
  Fixed.........................        7.08         2.30       25,340         7.37           4.78
                                        6.66         7.26      (24,237)        7.38           4.52
  Adjustable....................        4.82         7.26          931         3.31           2.78
                                        1.25         2.30         (866)        4.27           2.89
                                                            -----------         ---            ---
Total
  Fixed.........................                               138,201         6.75           4.96
                                                               (87,961)        6.29           4.75
  Adjustable....................                                97,056         4.54           5.77
                                                               (34,413)        4.54           5.94
                                                            -----------         ---
Principal at face value.........                               112,883         5.88
Net unamortized premium.........                                   446
                                                            -----------         ---
Total...........................                             $ 113,329         5.88
                                                            -----------         ---
                                                            -----------         ---
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 1999, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered sub-units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1998

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------------------------------------------
                                                                             CURRENCY SWAP                  INTEREST RATE
                                     DIRECT BORROWINGS                       AGREEMENTS(A)                 SWAP AGREEMENTS
                           -------------------------------------  -----------------------------------  ------------------------
                                           WGTD.                                WGTD.                   NOTIONAL       WGTD.
                                           AVG.        AVERAGE                  AVG.        AVERAGE      AMOUNT        AVG.
CURRENCY/                                  COST       MATURITY     AMOUNT       COST       MATURITY      PAYABLE       COST
RATE TYPE                    AMOUNT         (%)        (YEARS)     PAYABLE       (%)        (YEARS)    (RECEIVABLE)     (%)
-------------------------  -----------     -----     -----------  ---------     -----     -----------  -----------     -----
Euro(c)
  Fixed..................   $  20,479         6.95         5.66   $   3,763        7.34         2.25    $   4,736         6.83
                                                                    (13,298)       7.25         5.83       (3,470)        5.45
  Adjustable.............       5,305         5.80         7.49       8,375        3.64         2.31        3,651         3.59
                                                                     (6,442)       5.26         6.18       (4,917)        3.68
Japanese yen
  Fixed..................      14,717         5.01         4.53       1,961        1.34         0.44        1,520         3.30
                                                                     (5,625)       5.39         4.55       (3,083)        2.84
  Adjustable.............       2,319         3.14         5.24       1,484        0.26         0.62        3,083         0.53
                                                                       (899)       1.08         8.63       (1,520)        1.16
U. S. dollars
  Fixed..................      33,057         6.80         6.14      11,020        9.37         4.27       10,526         6.42
                                                                     (3,096)       6.67         1.28      (22,183)        5.92
  Adjustable.............       1,055         5.90         5.05      27,226        5.42         5.93       22,520         5.53
                                                                     (5,885)       5.46         1.24      (10,863)        5.51
Others
  Fixed..................      19,587         7.90         4.39       2,108        5.53         2.01          423         7.07
                                                                    (19,047)       7.51         3.56         (159)        6.43
  Adjustable.............         223         9.68         1.58         424        0.29         3.24          159         5.26
                                                                       (315)       9.02         9.52         (423)        1.51
                           -----------         ---          ---   ---------                            -----------
Total
  Fixed..................      87,840         6.78         5.37      18,852                                17,205
                                                                    (41,066)                              (28,895)
  Adjustable.............       8,902         5.21         6.47      37,509                                29,413
                                                                    (13,541)                              (17,723)
                           -----------         ---          ---   ---------                            -----------
Principal at face
  value..................      96,742         6.63         5.47       1,754                                    --
Net unamortized
  premium................           6                                   128                                   112
                           -----------         ---          ---   ---------                            -----------
Total....................   $  96,748         6.63         5.47   $   1,882                             $     112
                           -----------         ---          ---   ---------                            -----------
                           -----------         ---          ---   ---------                            -----------
-------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLA
-------------------------

                                               NET CURRENCY OBLIGATIONS
                                        ---------------------------------------
                                                        WGTD.
                             AVERAGE      AMOUNT        AVG.         AVERAGE
CURRENCY/                   MATURITY      PAYABLE       COST       MATURITY(B)
RATE TYPE                    (YEARS)    (RECEIVABLE)     (%)         (YEARS)
-------------------------  -----------  -----------     -----     -------------
Euro(c)
  Fixed..................        2.95    $  28,978         6.98          4.78
                                 3.79      (16,768)        6.88          5.40
  Adjustable.............        3.72       17,331         4.29          4.19
                                 2.94      (11,359)        4.58          4.78
Japanese yen
  Fixed..................        1.02       18,198         4.47          3.79
                                 4.94       (8,708)        4.49          4.69
  Adjustable.............        4.94        6,886         1.34          4.11
                                 1.02       (2,419)        1.13          3.85
U. S. dollars
  Fixed..................        2.88       54,603         7.25          5.14
                                 5.25      (25,279)        6.01          4.76
  Adjustable.............        5.33       50,801         5.47          5.65
                                 3.14      (16,748)        5.49          2.47
Others
  Fixed..................        2.11       22,118         7.66          4.12
                                 8.27      (19,206)        7.50          3.60
  Adjustable.............        8.27          806         3.87          3.77
                                 2.11         (738)        4.71          5.27
                                        -----------         ---           ---
Total
  Fixed..................                  123,897         6.85          4.67
                                           (69,961)        6.44          4.58
  Adjustable.............                   75,824         4.81          5.15
                                           (31,264)        4.81          3.48
                                        -----------         ---
Principal at face
  value..................                   98,496         6.22
Net unamortized
  premium................                      246
                                        -----------         ---
Total....................                $  98,742         6.22
                                        -----------         ---
                                        -----------         ---
-------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 1998, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered sub-units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 1999 AND JUNE 30, 1998

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------------------------
                                                     1999                                                1998
                        ---------------------------------------------------------------  -------------------------------------
                                      CURRENCY     INTEREST                    WGTD.                   CURRENCY     INTEREST
                                        SWAP       RATE SWAP       NET         AVG.                      SWAP       RATE SWAP
CURRENCY/                PRINCIPAL     PAYABLE      PAYABLE     CURRENCY       COST       PRINCIPAL     PAYABLE      PAYABLE
RATE TYPE               OUTSTANDING  (RECEIVABLE) (RECEIVABLE) OBLIGATIONS(A)     (%)    OUTSTANDING  (RECEIVABLE) (RECEIVABLE)
----------------------  -----------  -----------  -----------  -----------     -----     -----------  -----------  -----------
Czech koruny
  Fixed...............   $      --    $      --    $      --    $      --           --    $     335    $      --    $      --
                                                                                                            (335)          --
Euro(b)
  Fixed...............          --          281           --          281         4.71           --           --           --
  Adjustable..........          --           --           --           --           --           42          319           --
                                                                                                             (42)          --
Hong Kong dollars
  Fixed...............         451           --           --          451        12.33           --           --           --
                                           (451)          --         (451)       12.33
Japanese yen
  Fixed...............          --           12           --           12         1.83           --           --           --
                                           (278)          --         (278)        5.29
  Adjustable..........          --           --           --           --           --           --           25           --
New Zealand dollars
  Fixed...............          --           --           --           --           --           25           --           --
                                                                                                             (25)          --
Polish zlotys
  Fixed...............          --           --           --           --           --           29           --           --
                                                                                                             (29)          --
U. S. dollars
  Fixed...............       3,606          289           --        3,895         5.31        3,985           --           --
                                           (332)          --         (332)        6.06                        --         (100)
  Adjustable..........       1,188          536           --        1,724         4.71        1,709        1,126          100
                                                                                                            (333)          --
South African rand
  Fixed...............          83           --           --           83        15.96          600           --           --
                                            (83)          --          (83)       15.96                      (600)          --
                        -----------  -----------  -----------  -----------       -----   -----------  -----------       -----
Total
  Fixed...............       4,140          582           --        4,722         6.12        4,974           --           --
                                         (1,144)          --       (1,144)        9.06                      (989)        (100)
  Adjustable..........       1,188          536           --        1,724         4.71        1,751        1,470          100
                                                                                                            (375)          --
                        -----------  -----------  -----------  -----------       -----   -----------  -----------       -----
Principal at face
  value...............       5,328          (26)          --        5,302         5.02        6,725          106           --
Net unamortized
  premium.............          --                                     --                         4
                        -----------  -----------  -----------  -----------       -----   -----------  -----------       -----
Total.................   $   5,328    $     (26)   $      --    $   5,302         5.02    $   6,729    $     106    $      --
                        -----------  -----------  -----------  -----------       -----   -----------  -----------       -----
                        -----------  -----------  -----------  -----------       -----   -----------  -----------       -----
------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DO
----------------------

                                        WGTD.
                            NET         AVG.
CURRENCY/                CURRENCY       COST
RATE TYPE               OBLIGATIONS      (%)
----------------------  -----------     -----
Czech koruny
  Fixed...............   $     335        14.45
                              (335)       14.45
Euro(b)
  Fixed...............          --           --
  Adjustable..........         361         2.82
                               (42)        0.78
Hong Kong dollars
  Fixed...............          --           --

Japanese yen
  Fixed...............          --           --

  Adjustable..........          25         0.09
New Zealand dollars
  Fixed...............          25         7.94
                               (25)        7.94
Polish zlotys
  Fixed...............          29        20.12
                               (29)       20.12
U. S. dollars
  Fixed...............       3,985         5.45
                              (100)        5.72
  Adjustable..........       2,935         5.15
                              (333)        5.13
South African rand
  Fixed...............         600        13.98
                              (600)       13.98
                        -----------       -----
Total
  Fixed...............       4,974         7.19
                            (1,089)       13.39
  Adjustable..........       3,321         4.85
                              (375)        4.64
                        -----------       -----
Principal at face
  value...............       6,831         5.20
Net unamortized
  premium.............           4
                        -----------       -----
Total.................   $   6,835         5.20
                        -----------       -----
                        -----------       -----
----------------------

a. At June 30, 1999, the average repricing period of the net currency obligations for short-term borrowings was less than one month (less than one month--June 30, 1998.)

b. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered sub-units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 1999 and June 30, 1998 is as follows:

IN MILLIONS
---------------------------------------------------------------------------------------
PERIOD                                                                          1999
----------------------------------------------------------------------------  ---------
July 1, 1999 through June 30, 2000..........................................  $  17,900
July 1, 2000 through June 30, 2001..........................................     14,319
July 1, 2001 through June 30, 2002..........................................     14,682
July 1, 2002 through June 30, 2003..........................................     15,000
July 1, 2003 through June 30, 2004..........................................      8,644
July 1, 2004 through June 30, 2009..........................................     25,016
Thereafter..................................................................     14,728
                                                                              ---------
Total.......................................................................  $ 110,289
                                                                              ---------
                                                                              ---------
---------------------------------------------------------------------------------------

IN MILLIONS
--------------------------------------------------------------------------------
PERIOD                                                                   1998
---------------------------------------------------------------------  ---------
July 1, 1998 through June 30, 1999...................................  $   8,573
July 1, 1999 through June 30, 2000...................................     17,107
July 1, 2000 through June 30, 2001...................................     13,466
July 1, 2001 through June 30, 2002...................................      9,785
July 1, 2002 through June 30, 2003...................................     14,153
July 1, 2003 through June 30, 2008...................................     22,987
Thereafter...........................................................     10,671
                                                                       ---------
Total................................................................  $  96,742
                                                                       ---------
                                                                       ---------
--------------------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 1999 and June 30, 1998:

IN MILLIONS
---------------------------------------------------------------------------------------
                                                  1999                    1998
                                         ----------------------  ----------------------
                                         CARRYING    ESTIMATED   CARRYING    ESTIMATED
                                           VALUE    FAIR VALUE     VALUE    FAIR VALUE
                                         ---------  -----------  ---------  -----------
Short-term.............................  $   5,328   $   5,338   $   6,729   $   6,793
Medium- and long-term..................    110,411     117,858      96,748     105,102
Swaps
  Currency
    Payable............................     70,467      73,736      57,755      60,073
    Receivable.........................    (67,715)    (72,371)    (55,767)    (58,911)
  Interest rate........................        140         458         112        (201)
                                         ---------  -----------  ---------  -----------
Total..................................  $ 118,631   $ 125,019   $ 105,577   $ 112,856
                                         ---------  -----------  ---------  -----------
                                         ---------  -----------  ---------  -----------
---------------------------------------------------------------------------------------

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

NOTE E--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 1999 and June 30, 1998 are given below:

IN MILLIONS
-----------------------------------------------------------------------------------
                                                                 1999       1998
                                                               ---------  ---------
INVESTMENTS--TRADING PORTFOLIO

Options, futures and forwards
  - Long position............................................  $   3,433  $   6,205
  - Short position...........................................      3,653      3,282
  - Credit exposure due to potential nonperformance by
    counterparties...........................................          1          2
Currency Swaps
  - Credit exposure due to potential nonperformance by
    counterparties...........................................        182        255
Cross Currency Interest Rate Swaps
  - Credit exposure due to potential nonperformance by
    counterparties...........................................         72         15
Interest Rate Swaps
  - Notional principal.......................................     12,924      7,453
  - Credit exposure due to potential nonperformance by
    counterparties...........................................          2          *

BORROWING PORTFOLIO

Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties...........................................      2,051      1,964
Interest rate swaps
  - Notional principal.......................................     55,633     46,718
  - Credit exposure due to potential nonperformance by
    counterparties...........................................        731      1,043
-----------------------------------------------------------------------------------

       *   Less than $0.5 million.

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 1999 and June 30, 1998:

IN MILLIONS
-----------------------------------------------------------------------------------
                                                                 1999       1998
                                                               ---------  ---------
Special reserve..............................................  $     293  $     293
General reserve..............................................     15,409     14,659
Pension reserve..............................................        294        112
Surplus......................................................        195        426
Unallocated net income.......................................      1,518      1,243
                                                               ---------  ---------
Total........................................................  $  17,709  $  16,733
                                                               ---------  ---------
                                                               ---------  ---------

-----------------------------------------------------------------------------------

On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

On July 31, 1998, the Executive Directors allocated $750 million of the net income earned in the fiscal year ended June 30, 1998 to the General Reserve and $182 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting expenses for the fiscal year 1998. This Pension Reserve would be reduced if, in any future fiscal year, pension accounting expenses were to exceed the actual funding of the SRP. On October 8, 1998, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $210 million in SDRs (valued at June 30, 1998) to IDA by way of grant, and a grant of $100 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $142 million in SDRs (valued at June 30, 1998) to IDA from Surplus by way of grant. The total amount of these transfers by IBRD to IDA ($352 million in SDRs valued at June 30, 1998) will be drawn down by IDA after all other resources available to IDA for the purposes of IDA's Eleventh Replenishment have been drawn down.

TRANSFERS TO INTERNATIONAL DEVELOPMENT ASSOCIATION: The Board of Governors had approved aggregate transfers through June 30, 1998 to IDA totaling $5,735 million from unallocated Net Income. On October 8, 1998, the Board of Governors approved transfers to IDA, by way of grant, of $352 million in an equivalent amount in SDRs--$210 million from unallocated Net Income and $142 million from Surplus. At June 30, 1999, $354 million remained payable. At June 30, 1998, there were no amounts payable to IDA.

TRANSFERS TO DEBT REDUCTION FACILITY FOR IDA-ONLY COUNTRIES: The Board of Governors had approved aggregate transfers through June 30, 1998 to the Debt Reduction Facility for IDA-Only Countries totaling $300 million. At June 30, 1999, $100 million ($100 million--June 30, 1998) remained payable.

TRANSFER TO TRUST FUND FOR GAZA AND WEST BANK: The Board of Governors had approved aggregate transfers through June 30, 1998 to the Trust Fund for Gaza and West Bank, totaling $230 million. On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank. At June 30, 1999, $53 million ($22 million--June 30, 1998) remained payable.

TRANSFERS TO THE HEAVILY INDEBTED POOR COUNTRIES DEBT INITIATIVE TRUST FUND: At June 30, 1998, the Board of Governors had approved aggregate transfers to the HIPC Debt Initiative Trust Fund totaling $750 million. On October 8, 1998, the Board of Governors approved a transfer to the HIPC Debt Initiative Trust Fund, by way of grant, of $100 million out of unallocated Net Income. At June 30, 1999, $100 million remained payable. At June 30, 1998, there were no amounts payable to the HIPC Debt Initiative Trust Fund.

TRANSFERS TO MULTILATERAL INVESTMENT GUARANTEE AGENCY: On April 6, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. At June 30, 1999 and June 30, 1998, there were no amounts payable to MIGA.

NOTE G--ADMINISTRATIVE EXPENSES AND CONTRIBUTIONS TO SPECIAL PROGRAMS

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The cost of this program charged through fiscal year 1997 was $112 million, of which $45 million was allocated to IDA. During fiscal year 1998 all remaining staff previously identified for separation under this program began receiving severance payments. The total cost under this program was $87 million. The difference of $25 million was taken back into income as a reduction of administrative expenses, for fiscal year 1998, of which $10 million had been allocated to IDA as a reduction of the management fee charged to IDA. At June 30, 1999, $86 million ($82 million--June 30, 1998, $64 million-- June 30, 1997) has been charged against the accrual of $87 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997 through 1999. Through June 30, 1999, 475 staff had been identified for separation at a cumulative cost of $78 million. Included in the total charge of $78 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $78 million, $30 million has been charged to IDA. Of the total fiscal year charge of $30 million, $11 million has been charged to IDA for the fiscal year ended June 30, 1999, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

The total number of IBRD employees at June 30, 1999 was 7,859 (8,089--June 30, 1998, 8,020--June 30, 1997).

Administrative Expenses for the fiscal years ended June 30, 1999, June 30, 1998, and June 30, 1997 are net of the following amounts:

IN MILLIONS

---------------------------------------------------------------------------------------------------
                                                                      1999       1998       1997
                                                                    ---------  ---------  ---------
Management fee charged to IDA.....................................  $     518  $     474  $     488
Amounts charged to reimbursable programs..........................        116        104        108
                                                                    ---------  ---------  ---------
Total reduction of Administrative Expenses........................  $     634  $     578  $     596
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

Amounts charged to reimbursable programs include the following:
  Charges allocated to IFC........................................  $      17  $      14  $      21
  Charges allocated to MIGA.......................................          1          1          1
---------------------------------------------------------------------------------------------------

Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The trust fund assets by executing agent at June 30, 1999 and June 30, 1998 are summarized below:

----------------------------------------------------------------------------------------------
                                                   1999                        1998
                                        --------------------------  --------------------------
                                            TOTAL                       TOTAL
                                          FIDUCIARY     NUMBER OF     FIDUCIARY     NUMBER OF
                                           ASSETS      TRUST FUND      ASSETS      TRUST FUND
                                        (IN MILLIONS)   ACCOUNTS    (IN MILLIONS)   ACCOUNTS
                                        -------------  -----------  -------------  -----------
IBRD executed.........................    $     605         1,503     $     401         1,223
Recipient executed....................        1,635         1,287         1,512         1,035
                                             ------         -----        ------         -----
Total.................................    $   2,240         2,790     $   1,913         2,258
                                             ------         -----        ------         -----
                                             ------         -----        ------         -----
----------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 1999, IBRD received $19 million ($14 million--June 30, 1998 and $15 million--June 30, 1997) as fees for administering trust funds. These fees have been recorded as a reduction of Administrative Expenses.

NOTE I--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP) that covers substantially all of its staff. The SRP also covers substantially all the staff of IFC and MIGA. In addition, IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP).

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the RSBP and PEBP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting. At June 30, 1998, the assets and liabilities were recorded on IBRD's balance sheet, resulting in net income to IBRD of $113 million, of which $56 million related to the cumulative effect of prior periods on retained earnings at June 30, 1997, and has been included in Effect of Accounting Change on the income statement.

During the first quarter of fiscal year 1999, the plan was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets prescribed under SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions". Accordingly, the plan assets and liabilities were removed from the balance sheet. As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. Liabilities of $103 million for the PEBP shown on the balance sheet represent pension benefits administered outside the SRP.

The difference between the RSBP assets and liabilities represents a prepaid postretirement benefits cost. The portion of this asset that is attributable to IBRD has been included in Other Assets on the balance sheet.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

IN MILLIONS
------------------------------------------------------------------------------------------------------------------------------
                                                              SRP                     RSBP                      PEBP
                                                      --------------------        -----------               -----------
                                                        1999       1998        1999         1998         1999         1998
                                                      ---------  ---------     -----        -----        -----        -----
Benefit Cost
  Service cost......................................  $     186  $     184   $      25    $      24    $       5    $      --
  Interest cost.....................................        324        353          36           37            7            6
  Expected return on plan assets....................       (738)      (669)        (65)          --           --           --
  Amortization of prior service cost................          7          7          --           (2)          --           --
  Amortization of unrecognized net (loss) gain......       (175)      (161)         --           --            3           12
  Amortization of Transition Asset..................        (11)       (11)         --           --           --           --
                                                      ---------  ---------         ---          ---          ---          ---
Net periodic pension (income) cost..................  $    (407) $    (297)  $      (4)   $      59    $      15    $      18
                                                      ---------  ---------         ---          ---          ---          ---
                                                      ---------  ---------         ---          ---          ---          ---
------------------------------------------------------------------------------------------------------------------------------

The portion of the SRP income related to IBRD that has been included in income for the fiscal year ended June 30, 1999 is $255 million ($182 million--June 30, 1998). The balance has been included as a payable to IDA. The portion of the cost for the RSBP and PEBP related to IBRD that has been included in income for the fiscal year ended June 30, 1999 is $10 million ($50 million--June 30, 1998). The balance has been included as a receivable from IDA.

The following table summarizes the benefit obligations, plan assets, funded status and rate assumptions associated with the SRP, RSBP, and PEBP for the World Bank Group.

IN MILLIONS
--------------------------------------------------------------------------------------------------------------------
                                                          SRP                   RSBP                   PEBP
                                                  --------------------  --------------------       ------------
                                                    1999       1998       1999       1998       1999        1998
                                                  ---------  ---------  ---------  ---------  ---------     -----
Benefit Obligation
  Beginning of year.............................  $   5,890  $   5,516  $     627  $     739  $      90   $      75
  Service cost..................................        217        213         28         28          6          --
  Interest cost.................................        378        406         40         55          8           5
  Employee contributions........................         61         58          5          5         --          --
  Amendments....................................         --         --         --         18         --          --
  Benefits paid.................................       (231)      (206)       (18)       (17)        (5)         (5)
  Actuarial (gain) loss.........................        168        (97)       (20)      (201)        43          15
                                                  ---------  ---------  ---------  ---------  ---------         ---
  End of year...................................      6,483      5,890        662        627        142          90
                                                  ---------  ---------  ---------  ---------  ---------         ---
Fair value of plan assets
  Beginning of year.............................      9,608      8,613         --         --         --          --
  Assets transfered to the Plan.................         --         --        806         --         --          --
  Employee contributions........................         61         58          5         --         --          --
  Actual return on assets.......................        788      1,143         53         --         --          --
  Employer contributions........................         --         --         --         --         --          --
  Benefits paid.................................       (231)      (206)       (18)        --         --          --
                                                  ---------  ---------  ---------  ---------  ---------         ---
  End of year...................................     10,226      9,608        846         --         --          --
                                                  ---------  ---------  ---------  ---------  ---------         ---
Funded status
  Plan assets in excess of projected benefit
    obligation..................................      3,743      3,718        184       (627)      (142)        (90)
  Unrecognized net gain from past experience
    different from that assumed and from changes
    in assumptions..............................     (2,713)    (3,158)         6         --         39          --
  Unrecognized prior service cost...............         50         58         --         --         --          --
  Remaining unrecognized net transition asset...        (52)       (65)        --         --         --          --
                                                  ---------  ---------  ---------  ---------  ---------         ---
  Prepaid (accrued) pension cost................  $   1,028  $     553  $     190  $    (627) $    (103)  $     (90)
                                                  ---------  ---------  ---------  ---------  ---------         ---
                                                  ---------  ---------  ---------  ---------  ---------         ---
--------------------------------------------------------------------------------------------------------------------

Of the $1,028 million prepaid SRP cost at June 30, 1999 ($553 million--June 30,
1998), $546 million was attributable to IBRD ($295 million--June 30, 1998) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

Of the $190 million prepaid RSBP cost at June 30, 1999 (nil--June 30, 1998), $105 million was attributable to IBRD and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

IN PERCENT
------------------------------------------------------------------------------------------------------------------
                                                  SRP                     RSBP                      PEBP
                                          --------------------        -----------               -----------
                                            1999       1998        1999         1998         1999         1998
                                          ---------  ---------     -----        -----        -----        -----
Discount rate...........................       7.25       6.50        7.25         6.50         7.25         6.50
Expected return on plan assets..........          9          9           9
Rate of compensation increase(a)........  5.25-11.75 4.50-11.00
Health care growth rates at end of
  fiscal year...........................                              6.25         5.00
-to year 2011 and thereafter............                              5.25         4.50
------------------------------------------------------------------------------------------------------------------

       a. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.75% (11.0%--June 30, 1998) at age 20 and decreasing to 5.25% (4.5%--June 30, 1998) at age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS
-------------------------------------------------------------------------------------
                                ONE PERCENTAGE POINT         ONE PERCENTAGE POINT
                                      INCREASE                     DECREASE
                             ---------------------------  ---------------------------
Effect on total service and
  interest cost............           $      16                    $     (12)
Effect on postretirement
  benefit obligation.......                 128                         (101)
-------------------------------------------------------------------------------------

During the fiscal year ended June 30, 1998, health care cost trend rates were reduced after completing a five years' experience study, reducing the accrued liability at June 30, 1998, from $808 million to $619 million. This change in the health care cost trend rate resulted in income of $104 million for IBRD, which has been included in Effect of Accounting Change on the income statement. The balance was attributable to IDA, IFC, and MIGA.

NOTE J--SEGMENT REPORTING

In fiscal year 1999, IBRD adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" and IAS 14 (revised) "Segment Reporting". After evaluating IBRD's operations, management determined that IBRD had only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 1999, loans to two countries individually generated in excess of 10% of loan income. Loan income from these two countries was $816 million and $815 million respectively.

NOTE K--COMPREHENSIVE INCOME

During the first quarter of fiscal year 1999, IBRD adopted SFAS No. 130, "Reporting Comprehensive Income", which defines and establishes the standards for reporting comprehensive income. Under SFAS No. 130 certain items which historically were not recognized in the calculation of net income are now included in the broader definition of comprehensive income. For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the years ended June 30, 1999, 1998 and 1997:

IN MILLIONS
----------------------------------------------------------------------------------------
                                                         ACCUMULATED OTHER COMPREHENSIVE
                                                                    INCOME(A)
                                                         -------------------------------
                                                           1999       1998       1997
                                                         ---------  ---------  ---------
Balance, beginning of the fiscal year..................  $    (960) $      85  $   1,056
Changes from period activity...........................        323     (1,045)      (971)
                                                         ---------  ---------  ---------
Balance, end of the fiscal year........................  $    (637) $    (960) $      85
                                                         ---------  ---------  ---------
                                                         ---------  ---------  ---------
----------------------------------------------------------------------------------------

       a. The total accumulated other comprehensive income represents the cumulative translation adjustment.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE BANK OR BY ANY DEALER, UNDERWRITER OR AGENT OF THE BANK. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

THIS INFORMATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE BANK'S OPERATIONS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM EXPECTATIONS AT THE TIME SUCH STATEMENTS WERE MADE.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 -----
Availability of Information.................................................................           1
Summary Information.........................................................................           2
Financial Overview..........................................................................           3
Development Activities......................................................................           5
Risk Management.............................................................................          14
Liquidity Management........................................................................          24
Funding Resources...........................................................................          25
Results of Operations.......................................................................          29
Affiliated Organizations & IFC, IDA and MIGA................................................          33
Administration of the Bank..................................................................          33
The Articles of Agreement...................................................................          36
Legal Status, Privileges and Immunities.....................................................          36
Fiscal Year, Announcements and Allocation of Net Income.....................................          37
Glossary of Terms...........................................................................          37
Index to Financial Statements...............................................................          39